Exhibit 99.3

EINRIDE AB (publ)

Org. No. 559074-8926

EINRIDE AB (publ)

Org. No. 559074-8926

Annual Report

and

Consolidated Financial Statements

for the fiscal year January 1 – December 31, 2025

EINRIDE AB (publ)

Org. No. 559074-8926

Please note that this document is a translation and does not constitute an official or exact rendition of the Swedish original.

This translation is provided for informational purposes only.

In the event of any discrepancies or contradictions between this translation and the original
Swedish document, the original Swedish document shall prevail and be considered authoritative.

EINRIDE AB (publ)

Org. No. 559074-8926

Board of Directors’ Report

Nature and Focus of Operations

Einride is a global leader in digital, electric, and autonomous freight transport and provides technology solutions to the Group’s customers to enable them to cost-effectively transition their logistics to electric and autonomous transport. The Group’s proprietary AI-driven digital freight platform, Saga, and the autonomous driving system, Einride Driver, have been developed to support the Group’s customers in their transition from manual diesel-powered transport to efficient, optimized, and sustainable electric and autonomous transport systems. We believe our intelligent digital freight platform, together with Einride Driver, will reduce costs for the Group’s customers and enable more efficient transport, and the Group’s leading safety documentation for autonomous vehicle technology is expected to contribute to the broader safety development in the road transport sector as the Group’s technology continues to be deployed.

Einride was founded in 2016 in Stockholm, Sweden, and has built a customer base consisting of 30 customers across seven countries in Europe, the USA, and the Middle East. In 2019 and 2022, respectively, the company was the first to place a fully autonomous cabless heavy vehicle on public roads in Europe and the USA. Since then, it has commenced daily autonomous operations with two customers, signed contracts with four additional customers for upcoming deployments in both Europe and the USA, and obtained permits to operate autonomous heavy vehicles in four countries.

During 2025, Einride had operations in eight countries: Sweden, the USA, Germany, the Netherlands, Norway, the United Kingdom, Austria, and the United Arab Emirates. The head office is located in Stockholm, Sweden.

Material Events During the Financial Year

On May 10, 2025, Einride issued convertible notes to a new strategic investor, which may be converted into Series C preferred shares upon specific events and mature in May 2027 with a maximum initial principal amount of USD 20 million (SEK 191.3 million). The amount increases to USD 23 million (SEK 220.0 million) if settled within 12 months of the issue date, to USD 25 million (SEK 239.1 million) if settled between 12 and 18 months, and potentially up to USD 27 million (SEK 258.2 million) after 18 months.

On November 12, 2025, Einride and Legato III, listed on NYSE, entered into a Business Combination Agreement. Subject to all conditions for the completion of the business combination agreement being fulfilled or waived as agreed, Legato III will merge with Merger Sub, a wholly owned subsidiary of Einride, whereby Merger Sub will continue as the surviving entity. Einride will be the legal and accounting successor, and Einride will be the succeeding SEC registrant, wherefore Einride’s historical financial statements will be presented in the company’s future periodic reports filed with the SEC.

Material Events During the Year in the Parent Company Regarding Equity Transactions

During the first quarter of 2025, investors subscribed for a total of 3,679,500 convertibles within the framework of the issuance of a total of 50,000,000 convertibles issued in 2024.

On July 2, 2025, the Board of Directors resolved to allot 4,540,430 warrants of series 2025/2028:1, and 300,882 warrants of series 2025/2030:1. In addition, the Board of Directors resolved to allot a total of 20,000,000 convertibles.

At the Board meeting on July 14, 2025, the Board of Directors resolved, by virtue of authorization from the Annual General Meeting on June 27, 2025, on a directed new issue of at most 2,950,000 common shares. As of the date hereof, investors have subscribed for 2,019,621 of these shares.

EINRIDE AB (publ)

Org. No. 559074-8926

At the Board meeting on September 24, 2025, the Board of Directors resolved, by virtue of authorization from the Annual General Meeting on June 27, 2025, to issue at most 711,688 warrants under the warrant programs series 2025/2028:2 and 2025/2030:2. As of the date hereof, eligible participants have subscribed for a total of 425,866 warrants.

On October 6, 2025, the Company held an Extraordinary General Meeting to convert the company into a public limited company. In connection with the General Meeting, the Company updated its articles of association and carried out a bonus issue resulting in an increase of share capital by SEK 153,860.51.

The name change to Einride AB (publ) was registered on April 28, 2026.

Material Events After the Financial Year

On December 23, 2025, the Company and a related party entered into a business transfer agreement for the divestiture of the Company’s design operations. The purchase price for the business transfer amounts to USD 3,714,586. The transaction was completed on February 17, 2026. In connection with the completion, (i) the Company entered into a service agreement with the related party under which the Company undertakes to purchase services for a three-year period, and (ii) the Company made an investment in the related party corresponding to 19% of the shares of the related company.

On February 20, 2026, the Company entered into an agreement with one of its customers, with a supplemental amendment agreed on March 12, 2026, under which the Company undertakes to issue 6,941,402 warrants, each with an exercise price of USD 34 per share. The vesting of these warrants is tied to specific payment milestones under a separate commercial relationship entered into in 2024 between the Company and the customer on February 21, 2026. This agreement does not affect the financial statements for the period ended December 31, 2025.

On February 26, 2026, the Company entered into subscription agreements with investors regarding the PIPE transaction, which is expected to be completed in connection with the completion of the de-SPAC transaction. The Company has received commitments totaling USD 113.3 million from existing and new investors to subscribe for ADSs (American Depositary Shares) representing common shares in the Company. The investors are entitled to receive 1.5 warrants for each ADS subscribed, and an additional 0.5 warrants per initially subscribed ADS in the PIPE offering if the investor, on the 24-month anniversary of the completion date, holds at least 50% of the subscribed ADSs. In connection with the PIPE transaction, the Company’s pre-money equity value was set at USD 1,350 million.

An arbitration proceeding initiated by the Company in January 2025 was resolved by final award on May 21, 2026. The dispute concerned the counterparty’s failure to fulfill its written commitment. The arbitral tribunal’s award established that the counterparty committed a breach of contract and shall pay damages to Einride of USD 9,552,778 plus default interest from February 4, 2025. The counterparty shall also reimburse Einride’s legal costs of SEK 9,312,597 (excl. VAT) plus interest and bear all costs of the arbitration proceedings. Einride has formally requested payment in accordance with the award.

EINRIDE AB (publ)

Org. No. 559074-8926

Development of the Company’s Operations, Results, and Financial Position

All amounts SEK in thousands

Group	2025	2024	2023
Net revenue	457,840	388,377	185,248
Operating result	(924,163)	(855,664)	(1,357,880)
Result before tax	(1,722,710)	(962,280)	(1,369,108)
Total assets	1,825,371	1,749,680	1,988,594
Equity ratio %[1]	-3%	1%	35%
Average number of employees	324	404	475

[1]	Adjusted equity (equity and untaxed reserves less deferred tax) as a percentage of total assets.

Parent Company	2025	2024	2023
Net revenue	138,270	122,808	46,564
Operating result	(865,376)	(798,287)	(1,166,558)
Result before tax	(1,685,130)	(796,666)	(1,125,768)
Total assets	1,257,857	1,120,007	1,183,725
Equity ratio %[1]	33%	45%	83%
Average number of employees	162	208	360

[1]	Adjusted equity (equity and untaxed reserves less deferred tax) as a percentage of total assets.

Comments on the group’s operations, results and financial position

Revenues

Revenue increased by SEK 69.5 million, or 18%, to SEK 457.8 million for the year ended December 31, 2025 from SEK 388.4 million for the year ended December 31, 2024. The increase was driven by net revenue growth from optional purchases for additional capacity in the current customer portfolio (SEK 131.2 million) along with the deployment of services to new customers (SEK 17.3 million) in the period, offset by SEK 79.0 million, mainly related to the termination of contract with a large US customer in March 2025. Excluding the terminated contract, revenue in 2025 grew by SEK 128.6 million or 39%.

Cost of sales

Cost of sales increased by SEK 141.2 million, or 27%, to SEK 672.5 million for the year ended December 31, 2025 from SEK 531.3 million for the year ended December 31, 2024. The increase was primarily a factor of increased volume during 2025 as compared to 2024, as discussed above. Cost of sales increased to a larger extent than revenue, mainly due to investments in new vehicles during the year in EMEA to support deployments and revenue growth in the region whilst utilization of US vehicles has not fully recovered from the aforementioned termination of a large US customer.

Selling expenses

Selling expenses decreased by SEK 103.2 million, or 57%, to SEK 79.4 million for the year ended December 31, 2025 from SEK 182.6 million for the year ended December 31, 2024 as a result of certain cost reduction initiatives implemented during 2025 and 2024. The decrease was primarily driven by overall headcount reductions which resulted in reduced salaries and wages and travel costs, coupled with reduced advertisement activities and consultancy fees.

EINRIDE AB (publ)

Org. No. 559074-8926

General and administrative expenses

General and administration expenses increased by SEK 110.4 million, or 58%, to SEK 300.2 million for the year ended December 31, 2025 from SEK 189.9 million for the year ended December 31, 2024. The increase mainly pertained to costs related to the business combination process and advisory fees related to ongoing legal proceedings, excluding these costs General and administrative expenses have remained largely flat compared to previous year.

Research and development expenses

Research and development expenses decreased by SEK 19.2 million, or 6%, to SEK 329.8 million for the year ended December 31, 2025, from SEK 349.1 million for the year ended December 31, 2024. The decrease was primarily due to a reduction in head count resulting in reduced wages, partly offset by investments in new quantum computing services to optimize the logistics of electric and autonomous freight.

Other operating income

Other operating income increased by SEK 10.9 million, or 55%, to SEK 30.5 million for the year ended December 31, 2025, from SEK 19.7 million for the year ended December 31, 2024. The increase was primarily driven by an increase in grants received coupled with positive foreign exchange gains on operating receivables and liabilities.

Other operating expenses

Other operating expenses increased by SEK 19.7 million, or 180%, to SEK 30.6 million for the year ended December 31, 2025 from SEK 10.9 million for the year ended December 31, 2024 as a result of increased losses from the sales of fixed assets, primarily related to a sale and leaseback transaction in 2025, commission costs to a third-party advisor for services related to the execution of a factoring agreement in 2025, and the reversal of provision for credit losses in 2024, attributable to the collection of receivables that had been written off in prior periods.

Share of results of joint venture

Share of results of joint venture increased by SEK 1.1 million, or 407%, to SEK 1.4 million for the year ended December 31, 2025 from SEK 0.3 million for the year ended December 31, 2024 as a result of the change in the net income of Polar Charge AB during the respective periods.

Finance income

Finance income decreased by SEK 59.1 million, or 90%, to SEK 6.5 million for the year ended December 31, 2025, from SEK 65.6 million for the year ended December 31, 2024. The decrease was primarily driven by an overall net decrease in exchange rate gain and a decrease in interest income earned on cash accounts. The change in realized gain was a result of movements in the exchange rate of SEK/USD which the group is exposed to as a large part of cash is held in USD while the reporting currency is SEK.

Finance costs

Finance costs increased by SEK 452.9 million, or 202%, to SEK 677.2 million for the year ended December 31, 2025 from SEK 224.3 million for the year ended December 31, 2024. The increase in finance costs is attributable to an increase of interest expense recorded as a result of a factoring facility entered into to finance operations and an early conversion with subsequent accelerated interest cost of the convertible debentures raised in September 2024, and converted into Series C preference shares in April 2025.

EINRIDE AB (publ)

Org. No. 559074-8926

Net (losses) gains on financial assets or liabilities measured at fair value through profit or loss

Net fair value adjustment decreased by SEK 181.1 million, or 349%, to a loss of SEK 129.3 million for the year ended December 31, 2025, from a gain of SEK 51.8 million for the year ended December 31, 2024. The decrease was driven by a fair value loss pertaining to derivatives.

Taxes

The result from taxes changed positively by SEK 6.4 million, or 119%, to income of SEK 1.0 million for the fiscal year ended December 31, 2025, from an expense of SEK 5.3 million for the fiscal year ended December 31, 2024. The change was primarily driven by a decrease in deferred tax liabilities.

Parent Company – Revenues

Revenue increased by SEK 86.1 million, or 36%, to SEK 324.1 million for the fiscal year ended December 31, 2025, from SEK 238.1 million for the fiscal year ended December 31, 2024. The increase was partly attributable to net growth within the existing customer portfolio but mainly from an increase in intercompany sales.

Parent Company – Operating Result

The operating result decreased by SEK 67.1 million, or 8%, to a loss of SEK 865.4 million for the fiscal year ended December 31, 2025, from a loss of SEK 798.3 million for the fiscal year ended December 31, 2024. The increase was primarily attributable to costs related to the merger and listing process incurred during the year as well as investments in new quantum computing services to optimize logistics for electric and autonomous freight transport, partially offset by improved profitability from the customer portfolio and reduced personnel costs as a result of certain cost reduction initiatives.

Ownership Structure

The Parent Company’s five largest shareholders as of December 31, 2025:

Shareholder	Voting Interest %
EQT Ventures II Investments SARL (B234616)	14.3%
Capital Group	12.1%
Navisalma AB (559025-6888)	6.0%
Northzone IX L.P.	5.8%
JB Nordic Fund (Nordic Ninja)	5.1%

Material Risks and Uncertainties

The group is leading the transformation of a market that continues to be characterized by volatility, which is affected by the prevailing economic and regulatory environment. Declining hardware costs, national initiatives for electrification and developments in the regulatory environment for autonomous transport solutions are important drivers for the company’s value proposition and for achieving profitability in the long term.

For financial instruments and risk management, see Note 27.

EINRIDE AB (publ)

Org. No. 559074-8926

Research and Development

Our R&D function comprises the development of Einride’s AI and ML powered digital freight platform, Saga, and automated driving system, the Einride Driver. This work is crucial to support our transformation of the road freight industry to digital, electric, and autonomous operations. During 2025, we continued our dedication to develop this technology, recording SEK 329.8 million for R&D for the year ended December 31, 2025

Personnel

Attracting, recruiting and retaining committed personnel is of great importance to Einride’s future growth and success. As part of this, Einride is actively working to increase diversity within the company. The average number of employees employed by the Group during the year ended December 31, 2025 was 324 (2024: 404).,

Expected Future Development

In 2026, Einride expects to continue to focus its efforts on growing its existing customer base and securing larger contracts with new customers to optimize, automate, and electrify their road transport, supported by continued revenue generation under our operational contracts, the signed customer contracts which are yet to be deployed, our Joint Business Plans (“JBP”) with the customers, as well as through new sales. As of February 2026, our ARR in signed customer contracts amounted to approximately USD 92 million, and as of December 2025, our potential long-term ARR that could be achieved when the JBPs become operational amounted to more than $800 million.

The company also sees increasing interest for autonomous driving systems, such as through our Einride Driver, both in specialized civil applications and in the defense sector. As of December 2025, we have three Autonomous Trucks, all equipped with Einride’s proprietary automated driving system, the Einride Driver, in active customer operations with two different customers, signed contracts with four additional customers for upcoming deployments, and we have Joint Business Plans with our customers for additional deployments of our Autonomous Trucks. Furthermore, we have secured our first pilot contract for autonomous applications in the defense sector with a European NATO allied state, which provides more opportunities for the scaling of the SaaS offering.

In the beginning of 2025, the company successfully entered into new markets, including Austria through an existing customer, and the UAE through a new customer, DP World, and have a growing footprint with global shippers across the EMEA and North America. Our geographical expansion across the United States and EMEA has been driven by both new and existing customers. Going forward the company plans to continue building density in its fleet of vehicles, both in the newly entered markets and in existing markets. The current customer base is an important cornerstone of this expansion, but new customers are also expected to be contracted, primarily in the industrial, consumer goods, retail and logistics segments.

Financing

Einride is a growth company and is, therefore, dependent on external capital for continued financing. We have historically been innovative, initiative-taking and nimble in engaging and exploring different opportunities to secure required capital to deliver on our business plan. As of December 31, 2025, we had approximately SEK 278.8 million of cash. We anticipate that additional cash and cash equivalents will be required to meet our capital requirements, and we expect to seek additional funding through debt or equity offerings, which may result in dilution or restrictive covenants, to fund our operating plan. If we do not generate sufficient cash to fund our operating plan, we may also adjust our operating plan to reflect the expected growth trajectory (e.g., reduced staff cost related to operations), reduce our general and administrative expenses (particularly, further headcount reductions), and potentially lower our anticipated research and development initiatives.

EINRIDE AB (publ)

Org. No. 559074-8926

Regarding the Group’s future financing, see further in Note 1. General Information.

Sustainability Report

In accordance with Chapter 6, Section 11 of the Annual Accounts Act, Einride has chosen to prepare the statutory sustainability report as a separate report from the Annual Report. Einride’s sustainability report is available at www.einride.tech/investors.

Proposed Appropriation of the Company’s Profit or Loss

The following amounts are available to the Annual General Meeting (in SEK):

Free share premium reserve	5,337,111,490
Retained earnings	(3,241,390,707)
Net result for the year	(1,685,182,312)
Total	410,538,471
The Board of Directors proposes that:
to be carried forward	410,538,471
Total	410,538,471

For information about the parent company’s and the Group’s results and financial position, reference is made to the following financial statements and notes.

All amounts are expressed in thousands of Swedish kronor unless otherwise stated.

EINRIDE AB (publ)

Org. No. 559074-8926

Consolidated Statement of Profit or Loss

January 1 – December 31 SEK in thousands	Note	2025	2024
Net revenue	4	457,840	388,377
Cost of sales	5	(672,479)	(531,254)
Selling expenses	6	(79,404)	(182,597)
General and administrative expenses	7,11,12	(300,217)	(189,862)
Research and development costs	8	(329,825)	(349,054)
Other operating income	9	30,513	19,651
Other operating expenses	10	(30,590)	(10,925)
Operating loss		(924,163)	(855,664)

Share of results of joint venture		1,430	282
Finance income – interest income	13	5,080	21,777
Finance income – other	13	1,403	43,838
Finance costs	14	(677,198)	(224,345)
Net gains/(losses) on financial assets or liabilities at fair value through profit or loss		(129,262)	51,832
Loss before income tax		(1,722,710)	(962,280)

Income tax benefit/(expense)	15	1,034	(5,331)

Loss for the year attributable to:
Shareholders of the parent company		(1,721,676)	(967,611)

Consolidated Statement of Comprehensive Income

January 1 – December 31 SEK in thousands	Note	2025	2024
Other comprehensive income
Items that have been or may be reclassified to net result:
Exchange differences on translation of foreign operations		64,004	(30,720)

Other comprehensive income for the year		64,004	(30,720)

Total comprehensive loss for the year, net of tax, attributable to owners of the parent		(1,657,672)	(998,331)

Loss per common share, basic and diluted	33	(124.74)	(74.99)

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Org. No. 559074-8926

Consolidated Statement of Financial Position

As of December 31, SEK in thousands	Note	2025	2024	2023
ASSETS
Intangible non-current assets		-	312	1,258
Property, plant and equipment	16	797,458	890,443	923,944
Right-of-use assets	17	578,494	586,920	505,602
Shares in joint ventures	31	13,027	11,597	4,790
Financial assets	18	2,573	12,422	12,891
Deferred tax assets	22	855	-	-
Total non-current assets		1,392,407	1,501,694	1,448,485

Trade receivables		21,015	21,148	39,537
Prepaid expenses	20	26,844	23,859	18,707
Accrued income		29,516	34,121	24,510
Other receivables	19	76,764	61,824	73,909
Restricted cash		-	32,869	162,398
Cash and cash equivalents	26	278,825	74,165	221,048
Total current assets		432,964	247,986	540,109

TOTAL ASSETS		1,825,371	1,749,680	1,988,594

EINRIDE AB (publ)

Org. No. 559074-8926

Consolidated Statement of Financial Position

As of December 31, SEK in thousands	Note	2025	2024	2023
EQUITY	21
Share capital		529	319	309
Other contributed capital		5,337,112	3,749,843	3,430,225
Reserves		23,934	(40,070)	(9,350)
Retained earnings incl. net result for the year		(5,419,575)	(3,697,899)	(2,730,291)
Total equity		(58,000)	12,193	690,893

LIABILITIES
Provisions	32	12,332	-	-
Non-current interest-bearing liabilities	27	12,180	-	184,528
Convertible note	27	-	379,795	-
Non-current lease liabilities		567,082	565,297	470,798
Other non-current liabilities	27	11,388	-	-
Other financial liabilities	18,27	128,381	1,432	48,814
Deferred tax liabilities	22	593	6,370	2,097
Total non-current liabilities		731,956	952,894	706,237

Current interest-bearing liabilities	27	4,060	-	72,896
Convertible note (current)	27	207,716	-	-
Current lease liabilities		75,471	76,210	68,282
Other financial liabilities (current)	18,27	4,603	-	-
Trade payables		265,701	376,292	267,282
Liabilities related to cash advances	27	354,842	166,216	-
Other liabilities	24	30,086	20,608	35,287
Deferred income		62,150	60,586	51,190
Accrued expenses	25	146,786	84,681	96,527
Total current liabilities		1,151,415	784,593	591,464
Total liabilities		1,883,371	1,737,487	1,297,701

TOTAL EQUITY AND LIABILITIES		1,825,371	1,749,680	1,988,594

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Org. No. 559074-8926

Consolidated Statement of Changes in Equity

SEK in thousands	Share Capital	Other Contributed Capital	Translation Reserve	Retained Earnings incl. Net Result	Total Equity
Balance as of January 1, 2024	309	3,430,225	(9,350)	(2,730,288)	690,896
Net result for the year				(967,611)	(967,611)
Translation differences			(30,720)		(30,720)
Total comprehensive income	-	-	(30,720)	(967,611)	(998,331)
New share issuance	10	309,506			309,516
Share-based compensation		10,171			10,171
Repurchase of options		(59)			(59)
Total transactions with owners	10	319,618	-	-	319,628
Balance as of Dec. 31, 2024	319	3,749,843	(40,070)	(3,697,899)	12,193

Balance as of January 1, 2025	319	3,749,843	(40,070)	(3,697,899)	12,193
Net result for the year				(1,721,676)	(1,721,676)
Translation differences			64,004		64,004
Total comprehensive income	-	-	64,004	(1,721,676)	(1,657,672)
New share issuance	57	758,371			758,428
Bonus issue from share premium	154	(154)			0
Convertible notes converted to equity		797,808			797,808
Payment for issued warrants		15,614			15,614
Share-based compensation		15,629			15,629
Total transactions with owners	209	1,587,269	-	-	1,587,479
Balance as of Dec. 31, 2025	529	5,337,112	23,934	(5,419,575)	(58,000)

The translation reserve relates to exchange rate differences on translation of net assets in foreign operations.

Rounding differences may occur.

EINRIDE AB (publ)

Org. No. 559074-8926

Consolidated Statement of Cash flows

January 1 – December 31 SEK in thousands	Note	2025	2024
Cash flow from operating activities
Loss before income tax		(1,722,710)	(962,280)
Adjustments for non-cash items	26	1,050,391	332,894
Interest received		5,080	21,777
Interest paid		(109,432)	(64,533)
Income tax paid		(7,081)	(3,020)
		(783,752)	(675,162)
Increase (–) / Decrease (+) in operating receivables	26	(9,492)	183,128
Increase (+) / Decrease (–) in operating liabilities	26	51,533	102,421
Net cash used in operating activities		(741,711)	(389,613)

Cash flow from investing activities
Purchase of property, plant and equipment		(164,581)	(165,312)
Proceeds from sale of property, plant and equipment		22,700	57,493
Investment in joint venture		-	(6,525)
Investments in short-term deposits		(1,218)	(738)
Net cash used in investing activities		(143,099)	(115,082)

Cash flow from financing activities
Proceeds from issue of ordinary shares and warrants		774,042	309,456
Proceeds from issue of convertible debenture		246,912	319,887
Proceeds from loans and borrowings	27	16,743	6,650
Changes in factoring facilities	27	205,236	166,216
Repayment of loans and borrowings	27	-	(320,000)
Repayment of lease liabilities	17,27	(137,218)	(121,975)
Payment of deposits		(10,914)	(3,787)
Cash flow from financing activities		1,094,800	356,447

Net cash flow for the year		209,990	(148,248)
Cash and cash equivalents at beginning of year		74,165	221,048
Exchange rate differences on cash		(5,330)	1,364
Cash and cash equivalents at end of year	26	278,825	74,165

EINRIDE AB (publ)

Org. No. 559074-8926

Notes to the Financial Statements

Note 1 – General Information

The composition of the Group is set out in Note 29. The financial statements are presented in thousands of Swedish kronor (SEK in thousands).

Einride AB (publ), with corporate registration number 559074-8926, is a limited liability company registered in Sweden with its registered office in Stockholm. The address of the head office is Stadsgården 6, 116 45 Stockholm.

The principal activity of the Company and its subsidiaries (the ‘Group’) is to develop and operate a system and its components to conduct freight forwarding, transport, and haulage activities as well as other compatible activities in an innovative, environmentally-friendly, and cost-effective manner.

Authorization of the Financial Statements

The financial statements were approved for issuance by the Board of Directors on the date appearing in the electronic signature.

Going Concern

The Group performed an assessment on its ability to continue as a going concern and evaluated whether there are certain events or conditions in aggregate that may cast significant doubt on the Group’s ability to continue as a going concern. The Group considered a range of relevant information, including its ability to access external capital, cash flow and liquidity forecasts, and loss before income taxes forecasts for the 12-month period following the authorized issuance date of the Consolidated Financial Statements.

The Group incurred a net loss of SEK 1,722 million and SEK 968 million and net cash used in operating activities of SEK 742 million and SEK 390 million for the year ended December 31, 2025 and 2024, respectively. The Group is expecting to continue to incur net losses in the next year and is dependent on its ability to secure additional sources of funding. The Group is working continuously, and is exploring different opportunities, to secure the required capital to deliver on its business plan.

The Group is pursuing a transaction with Legato Merger Corp. III, a Special Purpose Acquisition Company (SPAC), and expects to use the proceeds from the SPAC transaction to support its operations. There can be no assurance that the SPAC transaction will be successful. In the event the Group does not complete the SPAC transaction, the Group may seek additional equity or debt financing, including seeking strategic partnerships.

Following December 31, 2025, but prior to the issuance of these Consolidated Financial Statements, the Group believes that the going concern basis of preparation is appropriate as the Group has demonstrated its ability to raise capital from debt and equity sources. For more details, refer to Note 33 Subsequent events.

While the Group has historically been successful in securing financing, raising additional funds is dependent on a number of factors outside of the Group’s control, and there is hence no assurance that it will be able to do so in the future. If the Group is not able to raise the necessary funds through its operations, equity issuances, debt financings and refinancing or other means, the Group may be required to delay, limit, reduce, or, in the worst case, terminate research and development and/or commercialization efforts. The continued financing constitutes a significant factor of uncertainty regarding the Group’s assumption of continued operations. Therefore, these conditions cast substantial doubt about the Group’s ability to continue as a going concern.

These Consolidated Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Group be unable to continue as a going concern.

EINRIDE AB (publ)

Org. No. 559074-8926

Note 2 – Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards issued by the International Accounting Standards Board (IASB) and interpretations from the IFRS Interpretations Committee (IFRS IC) as adopted by the European Union (EU). In addition, the consolidated financial statements follow the recommendation from the Council for Financial Reporting RFR 1 ‘Supplementary Accounting Rules for Groups,’ and the Annual Report follows the Annual Accounts Act (1995:1554).

New and Amended Standards Not Yet in Effect

The application of the new standard IFRS 18 is expected to affect the reporting in the Group’s Consolidated Statement of Profit or Loss and Other Comprehensive Income and the disclosures to the financial statements. The Group is currently evaluating the detailed effects of IFRS 18 on the consolidated financial statements.

Basis of Preparation

The financial reports have been prepared based on historical cost, except for the revaluation of certain financial instruments which are measured at fair value at the end of each reporting period, as described in more detail in the accounting policies below. The financial reports have been prepared on a going concern basis.

Consolidation

The consolidated financial statements comprise the Company’s financial statements and the entities, subsidiaries, over which the Company has control as of December 31 each year. A subsidiary is consolidated when the Company obtains control over the subsidiary and ceases when the Company loses control over the subsidiary. Results from subsidiaries acquired or disposed of during the year are included in the results from the date on which the Company obtains control and to the date on which control ceases. All intra-group assets and liabilities, equity, revenues, expenses, and cash flows relating to transactions between companies within the Group are eliminated at consolidation.

Revenue Recognition

The Group’s revenues consist of:

●	Revenue from transport services and

●	Rental income.

Transport services

The Group provides transport services performed by electric vehicles, and as part of this value chain, planning and optimization services through the Group’s software, Einride Saga, are also included. Revenue is measured based on the contract with the customer and corresponds to the consideration the Group expects to be entitled to in exchange for transferring the promised services, excluding VAT. Transport services are recognized in accordance with IFRS 15 – Revenue from Contracts with Customers and are recognized as revenue over time as they are provided.

Revenue from transport services is based on an overarching agreement with the customer, and includes various distinguishable components; however, the separate components are not identifiable in the context of the design of the customer contracts. The Company’s commitment to the customer therefore results in an integrated delivery of goods from point A to point B, which constitutes the Group’s sole performance obligation for revenue recognition of Transportation Services.

EINRIDE AB (publ)

Org. No. 559074-8926

Rental income

The Group assesses whether the contract is, or contains, a lease upon contract inception. The Group recognizes a right-of-use asset with a corresponding lease liability for all leases where the Group is the lessee, except for short-term leases and leases with a lease term of less than 12 months, and leases of low-value assets. Rental income is recognized in accordance with IFRS 16 – Leases on a straight-line basis over the term of the relevant contract.

Revenue from transport services and rental income are distinguished through a calculation model. This model takes into account the costs of providing the transportation service component and the leasing component of the Company’s offering, respectively, and revenue is then allocated pro rata by revenue type. Since the composition of the transportation service component and the leasing component varies between customer contracts, model portfolios of customer contracts are used as a basis to provide a fair allocation between Revenue from transport services and rental income.

Leases

Group as Lessee

The Group assesses whether a contract is, or contains, a lease at contract inception. The Group recognizes a right-of-use asset with a corresponding lease liability for all leases where the Group is the lessee, except for short-term leases with a lease term of less than 12 months and leases of low-value assets, such as computers and office furniture with a value below TSEK 50.

The Group recognizes all lease payments as a cost on a straight-line basis over the lease agreement. The lease liability is initially measured at the present value of the lease payments not paid at the commencement date, discounted using the incremental borrowing rate where the risk premium is based on the Group’s creditworthiness. The lease liability is recognized as a separate line item in the Group’s statement of financial position.

After the commencement date, the lease liability is measured by increasing the carrying amount to reflect interest on the lease liability, using the effective interest method, and by decreasing the carrying amount to reflect the lease payments made.

Right-of-use assets comprise the sum of the initial measurement of the corresponding lease liability and lease payments made at or before the commencement date. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter of the lease term and the useful life of the underlying asset. If the lease transfers ownership of the underlying asset to the Group or if the cost of the right-of-use asset reflects that the Group will exercise a purchase option, the related right-of-use asset shall be depreciated over the useful life of the underlying asset. Depreciation commences at the commencement date of the lease.

Right-of-use assets are recognized as a separate line item in the Group’s statement of financial position.

The Group applies IAS 36 to determine whether impairment of a right-of-use asset is required and recognizes any identified impairment, as described in the policy for ‘Impairment of intangible assets, property, plant and equipment, and right-of-use assets.’

The Group has elected the practical expedient in IFRS 16 not to separate non-lease components from lease components, and instead to account for each lease component and any associated non-lease components as a single lease component.

EINRIDE AB (publ)

Org. No. 559074-8926

Foreign Currencies

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange rate gains/losses are recognized in the income statement in the period in which they arise. Exchange rate gains/losses related to trade receivables and payables of an operating nature are recognized in ‘Other operating income’ or ‘Other operating expenses.’ Exchange rate gains/losses related to liabilities to credit institutions are recognized in ‘Finance costs.’

On consolidation, the assets and liabilities of the Group’s foreign operations are translated into Swedish kronor at exchange rates prevailing at the reporting date. Income and expenses are translated at exchange rates at the dates of the transactions, unless exchange rates fluctuate significantly during that period, in which case the average exchange rate for the period is used. If any exchange differences arise they are recognized in other comprehensive income and accumulated in the translation reserve.

Government Grants

Government grants are not recognized until there is reasonable certainty that the Group will comply with the conditions attached to the grant and that the grants will be received. Government grants are recognized as income in the income statement under ‘Other operating income’ over the same periods as the costs they are intended to compensate for.

Government grants relating to intangible or tangible non-current assets reduce the cost of the asset. The government grant is recognized in the income statement over the depreciable asset’s useful life in the form of lower depreciation.

Pension Costs

All pension plans entered into by the Group are defined contribution pension plans. Payments to a defined contribution pension plan are recognized as a cost when the employees have rendered the services entitling them to the contributions.

Taxes

The income tax expense consists of the sum of current tax and deferred tax.

Current Tax

Current tax is calculated on the taxable result for the period. Taxable profit differs from the reported profit in that it has been adjusted for income and expenses that are taxable or deductible in other periods, and further excludes items that are never taxable or deductible. The Group’s current tax liability is calculated using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred Tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is recognized using the balance sheet method. Deferred tax liabilities are recognized for all taxable temporary differences, and deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that the amounts can be utilized against future taxable profits.

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Org. No. 559074-8926

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and deferred tax assets shall reflect the tax consequences that would follow from the manner in which the entity expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and tax liabilities are offset where there is a legally enforceable right to set off current tax assets against current tax liabilities, and they relate to income tax levied by the same tax authority and where the Group intends to settle its current tax assets and liabilities on a net basis.

Current Tax and Deferred Tax for the Year

Current tax and deferred tax are recognized in income, except when they are attributable to items that are recognized in other comprehensive income or directly in equity, in which case the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

Property, Plant and Equipment

Property, plant and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Property, plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Electric trucks	8 years
Equipment, tools, installations, trailers and self-driving trucks	5 years
IT equipment	3 years

Intangible Assets Acquired Separately

Intangible assets with finite useful lives are recognized at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over the estimated useful life. The estimated useful life and amortization method are reviewed at least at the end of each fiscal year; the effect of any changes in estimates and assessments is recognized prospectively. Separately acquired intangible assets with indefinite useful lives are recognized at cost less accumulated impairment losses.

Patent	5 years

Impairment of Property, Plant and Equipment, Intangible Assets, and Right-of-Use Assets

At the end of each reporting period, the Group evaluates the carrying amounts of its property, plant and equipment, intangible assets, and right-of-use assets to assess whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is calculated to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are largely independent of those from other assets or groups of assets, the recoverable amount of the cash-generating unit to which the asset belongs is calculated. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified. The Group has identified three cash-generating units comprising the assets Connected Electric Truck North America, Connected Electric Truck EMEA, and Autonomous Electric Truck.

EINRIDE AB (publ)

Org. No. 559074-8926

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the income statement.

Financial Instruments

Financial assets and financial liabilities are recognized in the Group’s statement of financial position when the Group becomes party to the contractual terms of the instrument. Financial assets and liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities on initial recognition.

Financial Assets

The Group’s financial assets consist of trade receivables and other receivables comprising deposits related primarily to property lease agreements. All recognized financial assets are subsequently measured at either amortized cost or fair value depending on the classification of the assets and the nature of the cash flows.

Classification of Financial Assets

Debt instruments that meet the following conditions are subsequently measured at amortized cost:

–	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

–	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are measured at fair value through profit or loss (FVTPL).

Amortized Cost and the Effective Interest Method

The amortized cost of a financial instrument is the amount at which the financial instrument is measured at initial recognition minus the repayments of principal, plus the accumulated amortization using the effective interest method of any difference between the original amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjustment for any loss allowance.

Interest expense is recognized using the effective interest method for financial debt instruments that are subsequently measured at amortized cost. The interest expense is calculated by applying the effective interest rate to the gross carrying amount of the financial liability.

Financial Assets at Fair Value Through Profit or Loss (FVTPL)

Financial assets that do not meet the conditions for measurement at amortized cost are measured at fair value through profit or loss. Financial assets at FVTPL are measured at fair value at each reporting period and any gains or losses arising from changes in fair value are recognized in the income statement. The net gain or loss recognized in the income statement includes any dividend or interest earned on the financial asset and is included in the line item ‘Net gains or net losses on financial assets or financial liabilities measured at fair value through profit or loss.’ Fair value is determined as described in Note 27.

EINRIDE AB (publ)

Org. No. 559074-8926

Impairment of Financial Assets

The Group always recognizes lifetime expected credit losses (ECL) for trade receivables and accrued income under the simplified model. The expected credit losses on these financial assets are measured using a provision matrix that is based on the Group’s historical credit losses, adjusted for factors that are specific to the counterparties (credit risk) and for general economic conditions, and an assessment of both current and forward-looking factors at the end of the reporting period. The expected credit loss is calculated as the difference between all contractual cash flows that the Group is entitled to receive under the contract and all cash flows that the Group expects to receive, discounted at the effective interest rate.

For all other financial assets, the Group recognizes lifetime ECL only when there has been a significant increase in credit risk since initial recognition. If there has been no significant increase in credit risk since initial recognition, the Group measures the loss allowance for the financial asset at an amount equal to 12-month expected credit losses. The model takes into account the time value of money and expectations of forward-looking factors.

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering the value of the asset in whole or in part. The Group makes an individual assessment as to the timing and size of write-offs, based on current information and whether there is a reasonable expectation that the funds will be received. The Group does not expect to recover significant amounts from the written-off amount. Financial assets that are written off may, however, still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts past due.

Definition of Default

The Group considers a financial asset to be in default when internal or external information indicates that it is unlikely that the counterparty will be able to meet its obligations in full (without taking into account any collateral held by the Group). Irrespective of the above criterion, the Group considers that default has occurred when a financial asset is more than 90 days past due.

Measurement and Recognition of Expected Credit Losses

The measurement of expected credit losses is a function of the probability of default, the loss given default, and the exposure at default. The assessment of the probability of default and the loss given default is based on historical data adjusted for forward-looking information as described above. As regards exposure at default for financial assets, this is represented by the gross carrying amount of the assets at the reporting date.

For financial assets, the expected credit loss is calculated as the difference between all contractual cash flows that the Group is entitled to receive under the contract and all cash flows that the Group expects to receive, discounted at the effective interest rate.

The Group recognizes an impairment gain or loss in the income statement.

Financial Liabilities and Equity

Classification of Debt or Equity Instruments

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

EINRIDE AB (publ)

Org. No. 559074-8926

Equity Instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs. Repurchases of the Company’s own equity instruments are recognized directly in equity. No gain or loss is recognized in the income statement on the purchase, sale, issue, or cancellation of the Company’s own equity instruments.

Preference Shares

The preference shares only give rise to cash flows that are within Einride’s control. They also contain a right (but not an obligation) for the holder to convert the shares into common shares in the Company. The conversion option is set at a price determined depending on the class of share. The holder may convert at a rate calculated as the paid-in amounts for all issues of the same series divided by the number of such shares outstanding at the time of conversion. The Group’s chosen accounting policy is that the instrument is analyzed and recognized as a hybrid instrument, an equity-classified host contract with an embedded conversion option. The embedded conversion option is classified as an embedded derivative at fair value through profit or loss.

Financial Liabilities

All financial liabilities are measured at amortized cost using the effective interest method or at fair value through profit or loss.

Financial Liabilities at Fair Value Through Profit or Loss

Financial liabilities are measured at fair value through profit or loss when the financial liability is contingent consideration in an acquisition or is held for trading. A financial liability is classified as held for trading if it: (a) has been acquired or incurred principally for the purpose of selling or repurchasing in the short term; (b) on initial recognition was part of a portfolio of identified financial instruments managed together and for which there is a recent actual pattern of short-term profit taking; or (c) is a derivative.

The Group’s derivative instruments are measured at fair value with any gains or losses arising from changes in fair value recognized in the income statement. The net gain or loss recognized in the income statement includes any interest paid on the financial liability and is included in the line item ‘Net gains or net losses on financial assets or financial liabilities measured at fair value through profit or loss.’ Fair value is determined as described in Note 27.

Financial Liabilities Measured at Amortized Cost

Financial liabilities that are not contingent consideration recognized by an acquirer in a business combination, or held for trading, are measured at amortized cost calculated using the effective interest method.

The effective interest method is the method used to calculate the amortized cost of a financial asset or financial liability and to allocate and recognize interest income or interest expense in the income statement over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts (including transaction costs and all other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

Derecognition of Financial Liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled, or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in the income statement.

EINRIDE AB (publ)

Org. No. 559074-8926

Convertible Note

Convertible notes can be converted into shares by the counterparty exercising its option to convert the debt claim into shares. The Group’s convertible notes are recognized as a compound financial instrument split into a debt component and a derivative component (embedded derivative). At the time of issuance, the debt component is measured at the fair value of a similar liability that lacks the right of conversion or has a similar derivative component. After the issuance date, the debt component is recognized at amortized cost using the effective interest method. At the time of issuance and in subsequent reporting, the derivative component is measured at fair value through profit or loss using generally accepted valuation methods. In the statement of financial position, the derivative component is recognized in the line item ‘Other financial liabilities.’

Derivative Instruments

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in the income statement immediately.

A derivative with a positive fair value is recognized as a financial asset in the line item ‘Financial assets,’ while a derivative with a negative fair value is recognized as a financial liability in the line item ‘Other financial liabilities.’ Derivatives are not offset in the financial statements unless the Group has both the legal right and the intention to settle the items on a net basis. A derivative is presented as a non-current financial asset or a long-term liability if the remaining maturity of the instrument is more than 12 months and the asset or liability is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

Share-Based Payments

Share-based payments settled with equity instruments to employees and other persons performing similar services are measured at the fair value of the equity instruments granted at the grant date. Fair value excludes the effect of non-market vesting conditions. Details of the determination of the fair value of share-based compensation settled by equity instruments are described in Note 28. The fair value determined at the grant date of share-based payments settled with equity instruments is recognized over the vesting period, based on the Group’s estimate of the number of equity instruments expected to vest. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest based on the effect of non-market vesting conditions.

Any effect of a revision of the original estimates is recognized in the income statement such that the cumulative cost reflects the revised estimate, with a corresponding adjustment in equity.

EINRIDE AB (publ)

Org. No. 559074-8926

Note 3 – Key Estimates and Judgments

In preparing the financial statements in accordance with the Group’s accounting policies as described in Note 2, management is required to make judgments (apart from those involving estimations) that have a significant effect on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions are based on historical experience and other factors considered to be relevant. Actual results may differ from these estimates.

The estimates and the underlying assumptions are evaluated on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both the current and future periods.

Critical Judgments in Applying the Group’s Accounting Policies

The following are the critical judgments, apart from those involving estimations (which are presented separately below), that management has made in the process of applying the Group’s accounting policies and which have the most significant effect on the amounts recognized in the financial statements.

Classification of Preference Shares

Einride has issued preference shares of several classes. The preference shares carry no stated maturity, contain no mandatory redemptions, and only entitle holders to dividends. The fact that they contain a liquidation preference ranking them above common shares does not constitute a mandatory payment because the payment of the liquidation preference is at Einride’s discretion. The preference shares do, however, include a right (but not an obligation) for the holder to convert the shares into common shares in the Company. The conversion option is set at a price determined depending on the class of share. The holder may convert at a rate calculated as the paid-in amounts for all issues of the same series divided by the number of such shares outstanding at the time of conversion.

The Group considers that the conversion feature has a conversion price that is dependent on future events. Instruments of this type involve a choice of accounting policy depending on whether the contract is analyzed as a whole or under the principles for hybrid instruments — combinations of host contracts and embedded derivatives. The chosen accounting policy is that the instrument is analyzed and recognized as an equity instrument, because the instrument as a whole, including the conversion feature, satisfies the criteria for classification as equity under IAS 32 – Financial Instruments: Classification, without requiring bifurcation.

Convertible Note – 2025

The Group issued a convertible note in May 2025, which is a hybrid financial instrument. A decision was made to determine the appropriate accounting treatment under IFRS 9 – Financial Instruments and IAS 32 – Financial Instruments: Classification. Management determined that the instrument contains a host debt and a conversion component. The conversion component was assessed as not meeting the criteria for an equity instrument but instead constitutes an embedded derivative requiring bifurcation from the host debt. This is due to the variability in the number of shares to be issued, the fact that the principal amount is denominated in a foreign currency, and the fact that the economic characteristics of the feature are not closely related to the host debt. As a result, the convertible note is recognized as a host debt measured at amortized cost and an embedded derivative (the conversion feature) measured at fair value through profit or loss.

EINRIDE AB (publ)

Org. No. 559074-8926

Key Sources of Estimation Uncertainty

The assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that carry a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below.

Key Assumptions in Impairment Testing of Intangible Assets, Property, Plant and Equipment, and Right-of-Use Assets

At the end of the reporting period, the Group has made an assessment and identified indications of impairment. The Group has identified three cash-generating units (CGUs): Connected Electric Truck North America, Connected Electric Truck EMEA, and Autonomous Electric Truck, to which assets have been allocated in a reasonable and consistent manner.

For the fiscal year, the recoverable amounts of the cash-generating units were determined by calculating value in use, which requires certain assumptions to be made. The calculations are based on cash flow projections built on the Group’s most recent projections approved by management and the Board of Directors. The cash flows for the operating units are projected over the useful life of the assets included in the operating unit, which primarily relate to heavy electric trucks and charging infrastructure, and no terminal growth has been assumed beyond the economic life of each operating unit.

In calculating value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The discount rates used in the calculation for the current year are 11% (11%) for Connected Electric Truck North America, 11% (11%) for Connected Electric Truck EMEA, and 21% (21%) for Autonomous Electric Truck.

No impairment has been recognized during the current year. The Group is aware that the projection prepared for the impairment test is sensitive to certain assumptions applied. The Group has performed a sensitivity analysis on two key inputs: revenue and discount rate. For the Connected Electric Truck EMEA CGU, an increase in the discount rate of 5.1 percentage points (1.2) or a decrease in projected revenues of 5.2% (1.5%) would result in the carrying amount equaling the CGU’s recoverable amount. There is no reasonable change in projections that would result in impairment of the Connected Electric Truck North America and Autonomous Electric Truck CGUs.

EINRIDE AB (publ)

Org. No. 559074-8926

Note 4 – Revenue and Operating Segments

The Group disaggregates revenue by major category based on the primary financial factors that may affect the nature, amount, timing, and uncertainty of revenue and cash flows from customer contracts, as set out in the table below.

External revenue by main category

January 1 – December 31 SEK in thousands	2025	2024
Transport services	430,494	323,801
Rental income	27,346	64,576
Total net revenue	457,840	388,377

All rental income is generated in the USA.

External revenue by geographic region

January 1 – December 31 SEK in thousands	2025	2024
Sweden	160,633	120,974
USA	123,381	151,680
Germany	91,296	69,378
Other	82,530	46,345
Total net revenue	457,840	388,377

Revenue is recognized over time. The transaction price allocated to unfulfilled and partially unfulfilled performance obligations is set out below.

As of December 31, SEK in thousands	2025	2024
Remaining performance obligations from customer contracts	2,023,138	2,507,032
	2,023,138	2,507,032

The Group expects that 22% (16.2%), i.e., SEK 443 million (SEK 406 million) of the transaction price allocated to unfulfilled and/or partially unfulfilled performance obligations at year-end 2025 will be recognized as revenue during the next fiscal year.

The remaining 78% (83.8%), SEK 1,580 million (SEK 2,101 million), will be recognized during fiscal years 2027–2032 (2026–2031).

During 2025, the two largest customers accounted for approximately 15% and approximately 11% of revenues (16% and 15%, respectively).

In the financial years 2025 and 2024, only these customers had revenue exceeding 10% of the Group’s total revenues.

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Org. No. 559074-8926

Rental Income

The Group generates rental revenue from operating lease agreements for which the Group is the lessor. The agreements relate to the leasing of electric trucks and trailers that are owned or leased by the Group. The customer does not have the option to purchase the leased assets at the end of the lease term.

Maturity Analysis of Lease Payments

January 1 – December 31 SEK in thousands	2025	2024
Year 1	34,071	62,125
Year 2	43,003	34,936
Year 3	39,016	28,666
Year 4	30,114	19,653
Year 5	17,177	9,051
Year 6 and beyond	216	678
Total	163,596	155,109

Operating Segments

Operating segments are defined as parts of a group that conduct business operations and for which separate financial information is available that is regularly evaluated by the chief operating decision maker (“CODM”) to make decisions about how resources are to be allocated and performance assessed at a consolidated level. The CODM has been identified as the Group’s Chief Executive Officer.

The Group’s operations are considered to constitute a single segment, which is reflected in its organizational structure and internal reporting. The Group does not distinguish between different segments, whether business or geographic segments, in its internal reporting. The CODM’s view is that there is only one reportable and operating segment.

The table below shows the geographic distribution of the Group’s non-current assets, such as intangible assets, property, plant and equipment, right-of-use assets, interests in joint ventures, and other financial assets.

Non-Current Assets by Geography

January 1 – December 31 SEK in thousands	2025	2024
Sweden	459,502	488,830
USA	623,046	834,603
Germany	169,704	78,608
Other countries	140,154	99,653
Total non-current assets	1,392,407	1,501,694

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Org. No. 559074-8926

Note 5 – Cost of Goods Sold / Services

January 1 – December 31 SEK in thousands	2025	2024
Driver costs	(265,871)	(192,781)
Transport costs	(88,135)	(53,865)
Personnel costs	(91,183)	(82,025)
Maintenance costs	(24,750)	(19,499)
Depreciation and impairment	(167,089)	(150,637)
IT and software costs	(699)	(9,867)
Other costs	(34,752)	(22,580)
Total cost of goods sold / services	(672,479)	(531,254)

Note 6 – Selling Expenses

January 1 – December 31 SEK in thousands	2025	2024
Personnel costs	(67,786)	(145,407)
Professional services	(8,324)	(7,820)
Marketing costs	(556)	(8,678)
Depreciation and impairment	(1,814)	-
IT and software costs	(171)	(3,495)
Other costs	(753)	(17,197)
Total selling expenses	(79,404)	(182,597)

Note 7 – General and Administrative Expenses

January 1 – December 31 SEK in thousands	2025	2024
Personnel costs	(66,035)	(60,492)
Professional services	(110,005)	(58,989)
IT and software costs	(25,223)	(20,499)
Legal fees	(63,078)	(15,380)
Insurance costs	(11,075)	(7,309)
Depreciation and impairment	(4,243)	(4,394)
Other costs	(20,558)	(22,799)
Total general and administrative expenses	(300,217)	(189,862)

EINRIDE AB (publ)

Org. No. 559074-8926

Note 8 – Research and Development Costs

January 1 – December 31 SEK in thousands	2025	2024
Personnel costs	(186,772)	(244,134)
IT and software costs	(59,449)	(19,741)
Depreciation and impairment	(54,661)	(62,086)
Professional services	(14,401)	(19,284)
Other costs	(14,542)	(3,809)
Total research and development costs	(329,825)	(349,054)

Note 9 – Other Operating Income

January 1 – December 31 SEK in thousands	2025	2024
Government grants received	15,802	9,265
Exchange rate gains on trade receivables/payables	11,309	4,940
Other	3,401	5,446
Total other operating income	30,513	19,651

Note 10 – Other Operating Expenses

January 1 – December 31 SEK in thousands	2025	2024
Exchange rate losses on trade receivables/payables	(4,368)	(3,180)
Impairment of previously made advance payments	-	(10,318)
Other	(26,222)	(18,063)
Total other operating expenses	(30,590)	(10,925)

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Org. No. 559074-8926

Note 11 – Audit Fees and Expense Reimbursements

January 1 – December 31 SEK in thousands	2025	2024
Ernst & Young AB
Audit engagement	(25,376)	(5,716)
Other assignments	(12,495)	(1,902)
Total audit fees and expense reimbursements	(37,871)	(7,618)

Audit engagement refers to the auditor’s fees for the statutory audit. The work includes the review of the annual report and consolidated financial statements and accounting records, the administration of the Board of Directors and the Chief Executive Officer, as well as fees for audit advisory services provided in connection with the audit engagement.

All other work performed by the auditor is defined as other services.

Note 12 – Employees, Personnel Costs, and Remuneration of Senior Executives

Average number of employees

January 1 – December 31	2025	of which male	2024	of which male
Sweden	257.0	72%	326	70%
USA	39.0	63%	55	68%
Germany	13.5	85%	12	92%
Other	14.0	68%	11	55%
Group total	323.5	71%	404	70%

Gender distribution in Board and management:	Dec 31, 2025 Number	of which male	Dec 31, 2024 Number	of which male
Board of Directors	6	67%	6	67%
Other senior executives	10	90%	10	90%
Total	16	81%	16	81%

January 1 – December 31 SEK in thousands	2025	2024
Salaries and other remuneration	312,258	421,361
Social security contributions	75,175	84,331
Pension costs	18,467	30,281
Other personnel costs	13,852	15,130
Total personnel costs	419,752	551,103

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Org. No. 559074-8926

Salaries and other remuneration, pension costs, and pension obligations for senior executives in the Group:

January 1 – December 31 SEK in thousands	2025 Senior Executives	2024 Senior Executives
Salaries and other remuneration	32,694	39,981
Pension costs	1,049	2,645
	33,743	42,627

Board remunerations

The Board of Directors received SEK 1,315 SEK in thousands (264) in board fees during the year.

See Group Note 30 – Related Party Transactions.

Termination Agreements

The CEO of Einride AB has a six-month notice period upon own resignation and a twelve-month notice period upon termination by the company. No specific severance pay beyond salary during the contractual notice period is payable. Other senior executives have between three and six months’ notice period upon their own resignation and a maximum six-month notice period from the company. Upon termination by the company, severance pay of between zero and three months’ salary is payable. Severance pay is not offset against other income.

Note 13 – Finance Income

January 1 – December 31 SEK in thousands	2025	2024
Interest income	5,080	21,777
Foreign exchange gains	1,403	43,838
Total finance income	6,483	65,615

Note 14 – Finance Costs

January 1 – December 31 SEK in thousands	2025	2024
Interest on convertible notes	(445,181)	(40,648)
Interest costs on lease liabilities	(49,068)	(43,730)
Interest costs on liabilities related to cash advances	(80,108)	(11,172)
Interest on loans from credit institutions	(14,289)	(119,229)
Foreign exchange losses	(85,851)	(7,352)
Other finance costs	(2,701)	(2,214)
Total finance costs recognized in profit or loss	(677,198)	(224,345)

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Org. No. 559074-8926

Note 15 – Income Tax

Recognized in the consolidated statement of profit or loss and other comprehensive income:

January 1 – December 31 SEK in thousands	2025	2024
Current tax expense	(4,604)	(1,053)
Deferred tax income/(expense) – temporary differences	5,639	(4,278)
Total recognized tax cost in the Group	1,034	(5,331)

There are no material uncertain tax positions in the Group as of December 31, 2025 (2024: none). The current tax rate is 20.6% (20.6%) and the effective income tax rate is 0.1% (–0.6%).

Tax reconciliation

January 1 – December 31 SEK in thousands	2025	2024
Result before tax	(1,722,710)	(962,280)
Swedish tax rate 20.6% (20.6%)	354,878	198,600
Tax effect of non-deductible expenses	(1,363)	(63,211)
Tax effect of non-taxable income	39,143	23,130
Change in temporary differences	(161,547)	-
Tax effect of adjustments from prior periods	(243)	-
Tax effect of changes in deferred tax liabilities	5,639	-
Tax effect of tax losses not recognized as deferred tax asset	(234,230)	(163,720)
Effect of different tax rates for subsidiaries in other jurisdictions	(1,243)	(130)
Total income tax expense	1,034	(5,331)

As of December 31, 2025, the Group has accumulated tax losses of SEK 4,846 million (3,714), primarily attributable to Swedish jurisdiction with an indefinite useful life. The tax loss carry-forwards and temporary differences for which deferred tax assets are not recognized amount to SEK 234 million (164) and SEK 162 million (0), respectively. Deferred tax assets have not been recognized for these tax loss carry-forwards and temporary differences as it has not been assessed as probable that sufficient future taxable profits will be available against which entities within the Group can realize the benefits.

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Org. No. 559074-8926

Note 16 – Property, Plant and Equipment

SEK in thousands	Buildings	Electric & Self-driving Trucks	Other Equipment (install., tools, IT)	Advances for PP&E & work in progress	Total
Acquisition
Opening balance Jan 1, 2024	-	763,925	62,845	169,571	996,341
Additions	-	(37,310)	2,328	173,700	138,718
Reclassifications	-	87,853	13,775	(101,628)	-
Reclassifications, other receivables	-	-	-	(12,193)	(12,193)
Disposals	-	-	(3,297)	(45,838)	(49,135)
Grants/subsidies received	-	(22,061)	(2,000)	-	(24,061)
Exchange rate differences	-	30,854	2,261	11,651	44,766
Closing balance Dec 31, 2024	-	823,261	75,912	195,263	1,094,436
Opening balance Jan 1, 2025	-	823,261	75,912	195,263	1,094,436
Additions	2,279	22,227	4,485	135,590	164,581
Reclassifications	-	86,122	19,529	(105,651)	-
Disposals	-	(46,315)	(4,973)	(16,145)	(67,433)
Exchange rate differences	-	(77,217)	(5,730)	(16,154)	(99,101)
Closing balance Dec 31, 2025	2,279	808,078	89,224	192,902	1,092,483

Depreciation and impairment
Opening balance Jan 1, 2024	-	(61,939)	(10,458)	-	(72,397)
Depreciation for the year	-	(111,797)	(16,259)	-	(128,056)
Reversals of impairment	-	-	1,148	-	1,148
Exchange rate differences	-	(4,179)	(509)	-	(4,688)
Closing balance Dec 31, 2024	-	(177,915)	(26,078)	-	(203,993)
Opening balance Jan 1, 2025	-	(177,915)	(26,078)	-	(203,993)
Depreciation for the year	-	(109,711)	(17,834)	-	(127,545)
Reversals of impairment	-	10,603	1,858	-	12,461
Exchange rate differences	-	22,161	1,891	-	24,052
Closing balance Dec 31, 2025	-	(254,862)	(40,163)	-	(295,025)

Reported amounts
As of Jan 1, 2024	-	701,986	52,387	169,571	923,944
As of Dec 31, 2024	-	645,345	49,834	195,263	890,443
As of Dec 31, 2025	2,279	553,216	49,061	192,902	797,458

The Group has no contractual commitments for the acquisition of property, plant and equipment as of December 31, 2025 and 2024.

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Org. No. 559074-8926

Note 17 – Leases (Group as Lessee)

SEK in thousands	Electric Trucks & Trailers	Buildings & Land	Equipment	Total
Right-of-use assets
Opening balance Jan 1, 2024	125,615	513,047	15,572	654,234
Additions	33,874	110,079	408	144,361
Disposals	(3,926)	(88,714)	(1,777)	(94,417)
Translation differences	310	33,143	-	33,453
Remeasurements	474	10,525	-	10,999
Closing balance Dec 31, 2024	156,347	578,080	14,203	748,630
Additions	109,180	37,722	2,907	149,809
Disposals	(23,640)	(18,476)	(5,952)	(48,068)
Translation differences	(1,540)	(63,344)	(20)	(64,904)
Remeasurements	-	9,651	564	10,215
Closing balance Dec 31, 2025	240,347	543,632	11,703	795,682

Depreciation
Opening Jan 1, 2024	(63,280)	(79,438)	(5,914)	(148,632)
Depreciation for the year	(24,037)	(70,882)	(5,167)	(100,086)
Disposals	2,857	85,103	1,773	89,733
Translation differences	(73)	(2,652)	-	(2,725)
Closing Dec 31, 2024	(84,533)	(67,869)	(9,308)	(161,710)
Depreciation for the year (2025)	(36,904)	(56,909)	(4,785)	(98,598)
Disposals	17,198	11,949	5,952	35,100
Translation differences	694	7,320	6	8,020
Closing Dec 31, 2025	(103,544)	(105,509)	(8,135)	(217,188)

Reported amount Jan 1, 2024	62,335	433,609	9,658	505,602
Reported amount Dec 31, 2024	71,814	510,211	4,895	586,920
Reported amount Dec 31, 2025	136,803	438,123	3,568	578,494

The Group recognizes costs of SEK 18,952 SEK in thousands (5,826 SEK in thousands) relating to short-term leases and low-value leases.

Total cash outflow in the Group for leases amounts to SEK 137,218 SEK in thousands (121,640 SEK in thousands). The Group leases several assets including electric heavy trucks, trailers, office premises, machinery, and IT equipment. The average lease term is 13.5 years (13 years). The Group also leases land and buildings with lease agreements of 1 to 30 years.

In January 2025, the Group entered into a sale-and-leaseback transaction for 11 electric trucks, for which the Group received EUR 2 million in cash. These trucks are leased back for 74 months. The Group does not have the option to repurchase the trucks at the end of the lease period. As a result, the Group derecognized property, plant and equipment of SEK 28.0 million, recognized a right-of-use asset and lease liability for the lease agreement for the trucks, and recognized a minor loss on the disposal.

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Org. No. 559074-8926

Note 18 – Financial Assets and Other Financial Liabilities

As of December 31, SEK in thousands	2025	2024
Financial assets
Deposits	2,573	12,422
	2,573	12,422
Classified as: Non-current	2,573	12,422
Other financial liabilities
Derivative liability (warrants)	128,381	1,432
Other financial liabilities – Embedded derivative (convertible note)	4,603	-
	132,984	1,432
Classified as: Non-current	128,381	1,432
Classified as: Current	4,603	-

Note 19 – Other Receivables

As of December 31, SEK in thousands	2025	2024
VAT receivable	34,485	17,360
Receivables from suppliers	22,176	40,263
Tax receivables	3,781	-
Other	16,323	4,201
Total other receivables	76,764	61,824

Note 20 – Prepaid Expenses

As of December 31, SEK in thousands	2025	2024
Prepaid rent & premises costs	6,743	-
Prepaid purchases	4,071	-
Prepaid insurance and pension	5,455	4,601
Prepaid interest	311	-
Prepaid services	3,483	9,625
Prepaid software	4,705	6,163
Other prepaid expenses	2,076	3,470
Total prepaid expenses	26,844	23,859

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Org. No. 559074-8926

Note 21 – Equity

	2025	2024
As of December 31,	Qty	Qty
Authorized shares
Common shares	2,950,000	-
	2,950,000	-
Issued and fully paid shares
As of January 1 – common shares	12,911,400	12,895,139
Issued during the year	2,019,621	16,261
As of December 31 – common shares	14,931,021	12,911,400

Authorized shares
Series A preferred shares	-	-
Issued and fully paid shares
As of January 1 – Series A preferred shares	6,590,084	6,590,084
As of December 31 – Series A preferred shares	6,590,084	6,590,084

Authorized shares
Series B preferred shares	-	-
Issued and fully paid shares
As of January 1 – Series B preferred shares	7,672,932	7,672,932
As of December 31 – Series B preferred shares	7,672,932	7,672,932

Authorized shares
Series C preferred shares	400,000	3,109,967
	400,000	3,109,967
Issued and fully paid shares
As of January 1 – Series C preferred shares	4,804,099	3,788,873
Issued during the year	2,635,434	1,015,226
As of December 31 – Series C preferred shares	7,439,533	4,804,099

All shares are authorized, issued, and fully paid. Each class of share has a par value of SEK 0.01444504 per share.

Series A preferred shares include shares that have preference over common shares to receive dividends in an amount equal to the higher of the subscription price paid and the amount that holders of Series A preferred shares would have received for such shares had the shares been converted into common shares.

Series B preferred shares include shares that have preference over Series A preferred shares and common shares to receive dividends in an amount equal to the higher of the subscription price paid and the amount that holders of Series B preferred shares would have received for such shares had the shares been converted into common shares.

Series C preferred shares include shares that have preference over Series A preferred shares, Series B preferred shares, and common shares to receive dividends in an amount equal to the higher of the subscription price paid and the amount that holders of Series C preferred shares would have received for such shares had the shares been converted into common shares.

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Org. No. 559074-8926

Note 22 – Deferred Tax

SEK in thousands	Amount
As of January 1, 2024	(2,097)
Recognized in profit or loss	(4,277)
Exchange rate differences	5
As of January 1, 2025	(6,369)
Recognized in profit or loss	5,639
Exchange rate differences	548
Reclassification to balance sheet	445
As of December 31, 2025	262

Deferred tax assets and deferred tax liabilities shall be offset only when there is a legal right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to taxes levied by the same tax authority, and the Group intends to settle the current tax liabilities and assets through a net payment. The following table shows the deferred tax assets and tax liabilities recognized in the balance sheet:

As of December 31, SEK in thousands	2025	2024
Deferred tax assets	194,658	158,421
Deferred tax liabilities	(194,395)	(164,790)
	262	(6,369)
Comprising:
Tax loss carry-forwards	38,488	-
Deferred tax asset on leases	156,170	158,421
Deferred tax liability on leases	(156,170)	(158,421)
Temporary differences – depreciation of non-current assets	(38,225)	(6,369)
	262	(6,369)

Note 23 – Pensions

The Group has defined contribution pension plans for all eligible employees. The total cost recognized in the Group’s income statement, SEK 18,467 SEK in thousands (30,281), represents contributions payable by the Group. As of December 31, 2025, there were no outstanding contributions for the current reporting period (750 SEK in thousands)

Note 24 – Other Liabilities

As of December 31, SEK in thousands	2025	2024
Tax liabilities	7,026	3,830
Personnel-related liabilities	13,075	12,253
VAT liabilities	9,985	3,698
Other	-	827
Total other liabilities	30,086	20,608

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Org. No. 559074-8926

Note 25 – Accrued Expenses

As of December 31, SEK in thousands	2025	2024
Accrued personnel costs	21,360	34,147
Accrued costs for inputs and services	79,101	32,963
Accrued consultancy and legal fees	46,070	15,134
Other accrued expenses	255	2,437
Total accrued expenses	146,786	84,681

Note 26 – Cash Flow Reconciliation

As of December 31, SEK in thousands	2025	2024
Adjustments for non-cash items
Depreciation	130,802	129,022
Depreciation of right-of-use assets	96,694	96,940
Impairment	312	1,056
Gains/losses on disposal of non-current assets	5,321	(8,985)
Share-based compensation	15,629	10,171
Unrealized exchange rate differences	77,903	(1,926)
Finance income	(5,080)	(65,615)
Finance costs	588,646	224,345
Provisions – fair value of financial instruments	12,332	-
FV gains/losses on financial instruments	129,262	(51,832)
Share of results from associates	(1,430)	(282)
Total adjustments	1,050,391	332,894

Changes in working capital
(Increase)/decrease in trade receivables	10,571	23,153
(Increase)/decrease in prepaid expenses	3,899	(5,152)
(Increase)/decrease in accrued income	(1,789)	(7,964)
(Increase)/decrease in current receivables	(22,174)	173,091
Increase/(decrease) in trade payables and other liabilities	(52,186)	96,414
Increase/(decrease) in accrued expenses	69,950	(15,219)
Increase/(decrease) in deferred income	3,193	9,395
Increase/(decrease) in current liabilities	30,577	11,831
Total changes in working capital	42,041	285,549

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Org. No. 559074-8926

Changes in financing liabilities – 2024

SEK in thousands	Opening balance	Cash Flow	Fair Value	New Leases	Other Changes	Closing balance
Loans from credit institutions	257,424	(309,456)	55,926	-	(3,894)	-
Convertible note	-	319,887	-	-	59,908	379,795
Lease liabilities	539,080	(121,975)	-	84,768	139,634	641,507
Liabilities from cash advances	-	211,147	-	-	(44,931)	166,216
Other financial liabilities	48,814	(3,787)	(89,911)	-	46,316	1,432
	845,318	95,816	(33,985)	84,768	197,033	1,188,950

Changes in financing liabilities – 2025

SEK in thousands	Opening balance	Cash Flow	Fair Value	New Leases	Other Changes	Closing balance
Loans from credit institutions	-	16,743	-	-	(503)	16,240
Convertible note	379,795	246,912	-	-	(418,991)	207,716
Lease liabilities	641,507	(137,218)	-	155,324	(17,060)	642,553
Liabilities from cash advances	166,216	205,236	-	-	(16,610)	354,842
Embedded derivative (convertible)	-	-	4,603	-	-	4,603
Other financial liabilities	1,432	-	124,659	-	2,290	128,381
	1,188,950	331,673	129,262	155,324	(450,874)	1,354,335

(i)	Cash flows from loans and liabilities (current and non-current), convertible notes, lease liabilities (current and non-current), and other financial liabilities (derivatives) represent the net amount of cash from borrowings and repayment of loans in the Group’s statement of cash flows.
(ii)	Other changes include changes in exchange rates, accrued interest, remeasurements of lease liabilities, and reductions in factoring liabilities.
(iii)	In 2025, the Group entered into new lease agreements as part of its operations, where the largest lease agreement related to a charging station with an acquisition cost of SEK 26,828 thousand.

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Org. No. 559074-8926

Note 27 – Financial Instruments

Classes and Categories of Financial Instruments

The following table provides information on categories of financial instruments based on their characteristics and nature:

	December 31, 2025		December 31, 2024
SEK in thousands	Fair Value Through Profit or Loss	Amortized cost	Fair Value Through Profit or Loss	Amortized cost
FINANCIAL ASSETS
Deposits	-	2,573	-	12,422
Trade receivables	-	21,015	-	21,148
Accrued income	-	29,516	-	34,121
Other receivables	-	38,499	-	40,263
Restricted cash	-	-	-	32,869
Cash and cash equivalents	-	278,825	-	74,165
FINANCIAL LIABILITIES
Loans from credit institutions	-	16,240	-	-
Convertible note	-	207,716	-	379,795
Lease liabilities	-	642,553	-	641,507
Trade payables	-	277,089	-	376,292
Liabilities from cash advances	-	354,842	-	166,216
Derivative instruments (warrants)	128,381	-	1,432	-
Embedded derivative (convertible note)	4,603	-	-	-
Other liabilities	-	30,086	-	20,608
Accrued expenses	-	146,786	-	84,684

*	Amortized cost is an approximation of fair value.

Deposits, accounts receivable, accrued revenue, other receivables, and cash and cash equivalents.

Management assesses that the carrying amount of deposits, trade receivables, accrued income, other receivables, and cash and cash equivalents corresponds to their fair value, as the short maturity means that discounting has no material effect.

Restricted Cash

At the end of December 2024, following the termination of the senior loan facility, several bank accounts were restricted for the Group, as the Group did not have access to the accounts and the agreement specified the type of transactions the accounts were intended for, and accordingly the Group treated them as restricted cash as of December 31, 2024. The Group did not enter into any senior loan facility during 2025, and as of December 31, 2025, there was no restricted cash.

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Org. No. 559074-8926

Loans and Borrowings

SEK in thousands	Dec 31, 2025	Dec 31, 2024
Borrowings measured at amortized cost
Loans from credit institutions	16,240	-
Total borrowings	16,240	-
Classified as:
Non-current	12,180	-
Current	4,060	-
	16,240	-

In 2025, Einride Norway AS, a subsidiary of Einride, obtained a loan facility from Pareto Bank ASA with a principal amount of NOK 18 million. The loan has a term of four years with repayments over 16 quarterly periods, i.e., quarterly amortization of NOK 1 million (NOK 4 million per year). The interest rate is floating, NIBOR 3 months plus a margin of 5%, updated at the beginning of each quarter. A setup fee of NOK 355 thousand was paid at loan inception and the effective interest rate at the start of the loan was 9.53%. The facility is secured by a guarantee from the parent company, Einride AB, of NOK 5 million and by a pledge over Einride Norway AS’s operating assets and the specific trucks purchased with the loan proceeds, valued at NOK 20 million.

The Group fully repaid a senior loan facility during 2024.

Convertible Note

SEK in thousands	Dec 31, 2025	Dec 31, 2024
Borrowings measured at amortized cost
Convertible note, debt component	207,716	379,795
Total borrowings	207,716	379,795
Classified as:
Non-current	-	379,795
Current	207,716	-
	207,716	379,795

In September 2024, the Group issued convertible notes in USD with a 24-month term. The notes carried a nominal annual interest rate of 10% and a PIK (payment-in-kind) annual interest rate of 49%. The earned nominal interest was paid quarterly in arrears. The PIK interest was capitalized quarterly and added to the outstanding debt. Upon conversion, the lower of USD 34 per share or the applicable ‘market price’ is applied. The ‘market price’ is determined as the price per preferred share corresponding to the then-current liquidation preference for Series C preferred shares in accordance with the articles of association adopted by the Group. The holder receives one share for each full amount of the applicable conversion price. These notes were redeemed during 2025. On April 8, 2025, all subscribed and allotted convertible notes were converted into Series C preferred shares. Through the conversion, holders of the convertible notes were allotted a total of 2,347,244 new Series C preferred shares. The accelerated conversion resulted in accelerated interest expense.

In May 2025, the Group issued new convertible notes with a maturity date in May 2027 and a maximum initial principal amount of USD 20 million (SEK 191,270 thousand). These notes may be converted into the Group’s Series C preferred shares upon specific events, such as a change of control. The redemption amount increases over time: to USD 23 million (SEK 219,961 thousand) if settled within 12 months after issuance, to USD 25 million (SEK 239,088 thousand) if settled between 12 and 18 months, and potentially up to USD 27 million (SEK 258,214 thousand) after 18 months. The conversion price is set at the lower of USD 34 per share or the market value of Series C preferred shares, with a minimum of USD 2 per share. The market value of Series C preferred shares was USD 45.83 per share on December 31, 2025. Given the transactions contemplated by the Business Combination Agreement, which are expected to occur within 12 months after the reporting period end date, the Group expects an automatic conversion of the notes into Series C preferred shares. Since the Group does not have an unconditional right to defer settlement of the convertible notes beyond 12 months after the reporting period end date, these are classified as current liabilities as of December 31, 2025.

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Org. No. 559074-8926

The interest expense for the year is calculated by applying an effective interest rate of 21.2% to the debt component over the two-year term for the time elapsed since the convertible notes were issued. The debt component is measured at amortized cost. The difference between the carrying amount of the debt component at the time of issuance and the carrying amount recognized as of December 31, 2025 represents the effective interest accrued to date. The amortized cost of the convertible notes corresponds to their fair value as of December 31, 2025, due to the short period of time elapsed since issuance and the minimal changes in the Group’s business and related market interest rates.

Liabilities Related to Cash Advances

In September 2024, the Group entered into a factoring facility with a financial institution with a maximum loan amount of SEK 50 million. This facility enabled the Group to sell its outstanding customer invoices and finance up to 8 months of future invoicing under the Group’s signed customer contracts. The factoring facility was extended in November 2025, and as part of this extension, the maximum loan amount was increased to SEK 550 million. The cost of this facility, relating to costs for both issued and future invoices for which the Group has received cash, was SEK 80,108 thousand (11,172) for the year, recognized as part of finance costs.

The Group’s assessment of the agreement with the financial institution is that all risks and benefits, including credit risk, are transferred to the financial institution. The liability for the payments received from the financial institution is recognized in the financial statements within current liabilities under ‘Liabilities related to cash advances.’

The carrying amount of the liabilities related to cash advances corresponds to their fair value, as the short maturity means that discounting has no material effect.

Fair Value Measurement of the Group’s Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Certain of the Group’s financial assets and liabilities are measured at fair value at the end of each reporting period. In measuring the fair value of the Group’s derivative instruments, market-observable data is used to the extent available. The table below contains information about how the fair values of these financial assets and liabilities are determined (in particular, the valuation techniques and inputs used).

Classes and categories of financial instruments

SEK in thousands	Level	Dec 31, 2025	Dec 31, 2024
FINANCIAL LIABILITIES
Derivative instruments (warrants)	3	128,381	1,432
Embedded derivative (convertible note)	3	4,603	-

There have been no transfers between Level 1, 2, and 3 during the current or prior year.

SEK in thousands	Derivative instruments (warrants)
Opening value Jan 1, 2024	45,028
Gain (–) or loss (+) recognized in profit or loss	(51,315)
Exchange rate differences	7,719
Closing value Dec 31, 2024	1,432
Gain (–) or loss (+) recognized in profit or loss	129,262
Exchange rate differences	2,290
Closing value Dec 31, 2025	132,984

EINRIDE AB (publ)

Org. No. 559074-8926

As part of a capital raising round in December 2023, the Group issued 2,169,008 warrants to an anchor investor without cash consideration. Each warrant entitles the investor to subscribe for one new common share in the parent company. The subscription period for the warrants ends on December 1, 2028, or the earlier of the date of a resolution to liquidate, approval or signing of a merger plan, a request for compulsory redemption, or approval or signing of a demerger plan. Based on the contractual terms, these warrants are classified as a derivative instrument and measured at fair value through the Group’s consolidated statement of profit or loss. This classification arises because the warrants are denominated in USD while the Group’s functional currency is SEK.

The fair value of the warrants is determined by a valuation performed by an external party using the Black-Scholes option pricing model. Key unobservable inputs used in the valuations as of December 31, 2025, and 2024 include:

●	Expected term	2.75 years (4 years)
●	Volatility	37% (35%)
●	Risk-free rate:	3,5% (4,1%)

A decrease or increase in volatility of 10% would result in a fair value for the warrants of between SEK 107 and 151 million as of December 31, 2025.

The fair value of the embedded derivative for the convertible notes is determined by a valuation performed by an external party using the Monte Carlo simulation model. Key unobservable inputs used in this valuation as of December 31, 2025 include:

●	Volatility	37%
●	Risk-free rate:	3,5%

A decrease or increase in volatility of 10% would result in a fair value for the embedded derivative for the convertible notes of between SEK 4,510 and 4,971 thousand as of December 31, 2025.

Risk Management Strategy

The Group’s treasury function provides services to the business, monitors, and manages the financial risks arising in the Group’s operations through internal risk reports that analyze risk exposures and the magnitude of the risks. These risks include market risks (including foreign currency risk and interest rate risk), credit risk, and liquidity risk.

Market Risk

The Group’s operations are primarily exposed to financial risks from changes in foreign currency rates and interest rates (see below).

There has been no change in the Group’s exposure to market risks, or in how these risks are managed and measured, except for exposure to the Group’s own share price in the convertible notes.

(i) Foreign Currency Risk Management

The Group conducts transactions in foreign currency and is therefore exposed to foreign currency fluctuations. The carrying amount of the Group’s financial assets and liabilities denominated in foreign currency at the balance sheet date is as follows:

	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
SEK in thousands	Liabilities		Assets
USD	594,212	613,061	208,058	56,884
EUR	201,799	23,279	69,928	34,690
NOK	45,413	2,234	38,251	20,816
Other currencies	26,964	4,947	4,757	6,419

EINRIDE AB (publ)

Org. No. 559074-8926

Foreign Currency Sensitivity Analysis

Currency risk arises from financial instruments denominated in a currency other than the functional currency used for measuring financial instruments. It is the risk that changes in exchange rates affect the fair value and cash flows of financial instruments. The Group is primarily exposed to currency risk from USD, EUR, and NOK.

The table below describes the Group’s sensitivity to a 10% change in exchange rates, which is the sensitivity level used in internal reporting of currency risk to management and reflects management’s assessment of a reasonable potential change in exchange rates. The sensitivity analysis covers external loans, cash and cash equivalents, trade receivables, trade payables and other liabilities, accrued income, and derivatives. Vehicle purchases and financing are conducted in local currency, which means the Group does not consider it necessary to hedge currency risk using financial instruments.

Impact on the Group’s Profit or loss and other comprehensive income of the Group.	Dec 31, 2025	Dec 31, 2024
USD	38,615	55,618
EUR	20,806	1,141
NOK	716	1,858
Other currencies	2,221	320

If all exchange rates on the balance sheet date were to change by 10% in an unfavorable direction, the effect on equity would be SEK 49,845 thousand (36,478).

SEK in thousands	Dec 31, 2025	Dec 31, 2024
USD	(48,356)	(27,306)
EUR	(679)	(5,738)
NOK	(188)	(2,693)
Other	(622)	(741)
Effect on equity	(49,845)	(36,478)

(ii) Interest Rate Risk Management

Interest rate risk refers to the risk that the fair value or cash flows of financial instruments fluctuate due to changes in market interest rates. The Group manages this risk by maintaining a balance between fixed and floating rate borrowings. The Group regularly evaluates its hedging activities to ensure that the most cost-effective hedging strategies are applied.

The Group’s exposure to interest rates on financial assets and financial liabilities is described in the liquidity risk management section of this note.

Interest Rate Sensitivity Analysis

Effect on profit or loss from a 100 basis point increase in rates:

	Effect on interest-bearing liabilities		Effect on liabilities and derivatives
SEK in thousands	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Interest costs on loans to credit institutions	14,289	119,229	143	1,192
Interest costs on convertible notes	445,181	40,648	4,452	406

EINRIDE AB (publ)

Org. No. 559074-8926

Credit Risk Exposure

Credit risk is the risk that a counterparty to a financial instrument will be unable to meet an obligation, thereby causing a financial loss to the other party. The Group’s maximum exposure to credit risk, without taking into account any collateral, is shown in the table below.

SEK in thousands	Dec 31, 2025	Dec 31, 2024
Deposits	2,573	12,422
Trade receivables	21,015	21,148
Accrued income	29,516	34,121
Restricted cash	-	32,869
Cash and cash equivalents	278,825	74,165
Total	331,929	174,725

Credit Risk Management

For financial transactions, the Group only deals with counterparties that have at least a risk rating of BBB or equivalent, which are considered to carry low credit risk. Credit rating information is provided by independent credit rating agencies. The Group’s exposure and the credit ratings of its counterparties are monitored on a regular basis. The Group considers that a counterparty is associated with increased credit risk if payment of receivables does not occur within 30 days after the due date.

Credit assessments are performed as part of the commercial process before new contracts are entered into and are monitored on an ongoing basis at the customer level. Monitoring processes are in place to ensure that follow-up actions are taken to recover overdue receivables. In this regard, the Group considers that the Group’s credit risk is minimized. Trade receivables are spread across various industries and geographical areas.

The average outstanding payment period for invoiced trade receivables is 78 days (34).

Aging analysis of trade receivables:

	Dec 31, 2025	Dec 31, 2025	Dec 31, 2024	Dec 31, 2024
SEK in thousands	Gross	Impairment	Gross	Impairment
Not past due	5,511	-	9,917	-
Receivables past due 0–30 days	616	-	6,457	(644)
Receivables past due 31–90 days	3,646	-	3,052	(3,151)
Receivables past due 91–120 days	365	-	5,517	-
Receivables past due 120+ days	15,578	(4,701)	-	-
Total	25,716	(4,701)	24,943	(3,795)

Cash, deposits, and restricted cash are held with reputable banks and financial institutions with high creditworthiness and no history of default.

During 2025, there were no significant increases in the Group’s credit risks.

EINRIDE AB (publ)

Org. No. 559074-8926

Liquidity Risk

Responsibility for liquidity risk management lies with the Board of Directors, which has established a framework for short-, medium-, and long-term liquidity risk management for funding and liquidity. The Group manages short-term liquidity risk by maintaining adequate reserves as well as loans and borrowings. The liquidity reserve consists of cash and amounts to a total of SEK 278,825 thousand (74,165) as of the Group’s balance sheet date. Furthermore, as mentioned in Notes 2 and 27, the Group has a factoring agreement that it uses to provide flexibility in the timing of monetizing its trade receivables, both issued and to be issued in the short term based on contracted services with customers.

Long-term liquidity risk is managed by continuously monitoring forecasts and actual cash flows and by matching the maturity profiles of financial assets and liabilities.

The tables below describe the Group’s remaining contractual maturities for its financial liabilities. The tables include both interest and repayments. For floating interest rates and foreign currencies, the interest rates and exchange rates at the balance sheet date are used for the entire period. The contractual maturity is based on the earliest date on which the Group may be required to make payment. Cash flows are undiscounted.

SEK in thousands	< 1 mo.	1–3 mo.	3–12 mo.	1–2 yr.	2–5 yr.	5+ yr.	Total reported value
December 31, 2025
Convertible debenture	-	-	207,716	-	-	-	207,716
Lease liabilities	6,289	12,578	56,604	105,173	80,400	381,510	642,554
Trade payables	254,348	2,384	8,969	11,388	-	-	277,089
Liabilities from cash advances	-	89,503	265,339	-	-	-	354,842
Accrued expenses	149,786	-	-	-	-	-	149,786
December 31, 2024
Convertible note	-	-	-	-	379,795	-	379,795
Lease liabilities	-	-	76,210	55,079	98,953	411,265	641,507
Trade payables	376,292	-	-	-	-	-	376,292
Liabilities from cash advances	10,123	48,024	108,069	-	-	-	166,216
Accrued expenses	84,684	-	-	-	-	-	84,684

The convertible note may be repaid or converted into shares at the holder’s discretion under certain conditions.

The following table shows the Group’s liquidity analysis for its derivative instruments based on contractual maturities. The table has been prepared based on undiscounted net cash inflows and outflows on derivative instruments that are settled net, and undiscounted gross inflows and outflows on derivatives requiring gross settlement. Where the amount payable or receivable is not fixed, the amount stated has been determined by reference to the projected interest rates illustrated by the yield curves existing at the reporting date.

SEK in thousands	< 1 mo.	1–3 mo.	3–12 mo.	1–2 yr.	2–5 yr.	5+ yr.
December 31, 2025
Derivative Instruments (Warrants)	-	-	-	128,381	-	-
Embedded derivative (Convertible debt)	-	-	4,603	-	-	-

December 31, 2024
Derivative Instruments (Warrants)	-	-	-	-	1,432	-

EINRIDE AB (publ)

Org. No. 559074-8926

Capital Risk Management

The Group’s capital structure consists of equity, debt, and cash. The Group monitors capital to maintain an appropriate structure that meets its strategic objectives, takes into account the needs of shareholders, and ensures that it has sufficient resources to continue operations.

The Group manages its capital to ensure that its entities can continue their operations even under adverse conditions and to maximize shareholder returns by optimizing the capital structure.

Note 28 – Share-Based Payments

Options

Each employee option converts into one common share in the Group upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The option does not entitle the holder to dividends or voting rights. Options may be exercised from the vesting date until the expiry date.

Options may be exercised at the exercise price. The vesting period is typically three years, but under certain circumstances options are granted in relation to prior service and vest immediately upon grant; of the 388,657 options granted during the period, 212,500 vested immediately. For certain grants, one third of the options vest after a one-year threshold period and the remaining options then vest monthly, while for other grants the options vest monthly over the three-year period. If the option has not been exercised before the expiry date, typically 10 years from the grant date for a continuing employee, the option lapses. Unvested options are forfeited if an employee leaves the Group.

Details of outstanding options during the year are presented below:

	2025	2025	2024	2024
	No. Options	Wtd. Avg. Exercise Price (SEK)	No. Options	Wtd. Avg. Exercise Price (SEK)
Outstanding at beginning of year	407,299	366.50	373,542	378.36
Granted during the year	388,657	226.07	122,918	317.71
Forfeited during the year	(13,127)	623.35	(30,567)	353.61
Exercised during the year	-	-	-	-
Expired during the year	(176,016)	332.20	(58,594)	346.51
Outstanding at end of year	606,813	280.95	407,299	366.50
Exercisable at end of year	449,163	298.19	364,880	352.13

The outstanding options as of December 31, 2025 had a weighted average remaining contractual life of 8.2 years (2024: 3.9 years).

In 2025, options were granted at various dates in October and November. The weighted average fair value of the options granted at these dates is SEK 19.33, and the total estimated fair value of the options granted at these dates is SEK 7,513 thousand. In 2024, options were granted in February and April. The weighted average fair value of the options granted at these dates is SEK 73.74, and the total estimated fair value of the options granted at these dates is SEK 9,063 thousand.

EINRIDE AB (publ)

Org. No. 559074-8926

The inputs used in the Black-Scholes model are as follows:

	Dec 31, 2025	Dec 31, 2024
Weighted average share price (SEK)	197.43	267.67
Weighted average exercise price (SEK)	226.07	317.71
Expected volatility	35%	35%
Expected life	1 year	4 years
Risk-free rate	3.7%	4.4%–4.7%
Expected dividend	Nil	Nil

The expected volatility used was based on the historical volatility of a group of comparable listed companies over a period reflecting the expected life of the option prior to its grant date. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

In 2025, the Group recognized total costs of SEK 5,549 thousand (10,171) for share-based compensation arising from option grants.

Warrants Held by Employees Without Consideration

In 2025, warrants were granted in May and October to certain participants without consideration. Warrants held by employees typically have a vesting period of 33 months with an expiry period of 3 years; certain warrants may be granted in relation to prior service and therefore vest immediately upon grant. At the end of the vesting period, a warrant may be converted into one common share. Since warrants are acquired without consideration, they are forfeited if the employee leaves the Group before the warrants have vested.

	2025
	No. Warrants	Weighted Avg. Exercise Price (SEK)
Outstanding at beginning of year	-	-
Granted during the year	494,114	229.50
Forfeited during the year	-	-
Exercised during the year	-	-
Expired during the year	-	-
Outstanding at end of year	494,114	229.50
Exercisable at end of year	308,291	229.50

The market value of the warrants has been determined using the Black-Scholes model. The weighted average fair value of the warrants granted at these dates is SEK 118.12, and the total estimated fair value of the warrants granted at these dates is SEK 16,719 thousand.

EINRIDE AB (publ)

Org. No. 559074-8926

The inputs used in the Black-Scholes model are as follows:

Dec 31, 2025
Weighted average share price (SEK)	118.12
Weighted average exercise price (SEK)	229.50
Expected volatility	35%
Expected life	3–5 years
Risk-free rate	3.7%–4.1%
Expected dividend	Nil

The expected volatility used was based on the historical volatility of a group of comparable listed companies over a period reflecting the expected life of the option prior to its grant date. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

In 2025, the Group recognized total costs of SEK 10,080 thousand (0) for share-based compensation settled with equity instruments related to warrants acquired without consideration.

Warrants Held by Employees Settled at Market Value

Certain participants pay the full market value at the time of grant to acquire their warrants, and as a result no share-based compensation cost is recognized in connection with these warrants. If warrants are forfeited because the participant ceases to provide qualifying services, the warrants are repurchased at the original subscription price.

Warrants held by employees who pay the full market value typically have a vesting period of 33 months with an expiry period of 5 years. At the end of the vesting period, a warrant may be converted into one common share. Warrants are forfeited if the employee leaves the Group before the warrants have vested. The fair market value of the warrants is determined using the Black-Scholes model.

	2025	2024
	No. Warrants	No. Warrants
Outstanding at beginning of year	-	2,840,100
Granted during the year	4,680,560	-
Forfeited during the year	-	(183,923)
Exercised during the year	-	(22,500)
Expired during the year	-	(2,633,677)
Outstanding at end of year	4,680,560	-

EINRIDE AB (publ)

Org. No. 559074-8926

Note 29 – Group Structure

The table below presents the parent company and its subsidiaries as of December 31:

		Dec 31, 2025	Dec 31, 2024
Company	Registered Office	Ownership in % of total capital	Ownership in % of total capital
Einride AB (Parent)	Sweden	100%	100%
Einride ME Freight Technologies L.L.C.	UAE	100%	100%
Einride Austria GmbH	Austria	100%	100%
Einride Technologies Austria GmbH	Austria	100%	100%
Einride Technologies Belgium B.V.	Belgium	100%	100%
Einride Cayman Sub Limited	Cayman Islands	100%	-
Einride Technologies Germany GmbH	Germany	100%	100%
Einride Germany GmbH	Germany	100%	100%
Einride Technologies UK Ltd	UK	100%	100%
Einride UK Ltd	UK	100%	100%
Einride Technologies Netherlands B.V.	Netherlands	100%	100%
Einride Benelux B.V.	Netherlands	100%	100%
Einride Technologies Norway AS	Norway	100%	100%
Einride Norway AS	Norway	100%	100%
Einride Holding AB	Sweden	100%	100%
Einride Autonomous Technologies AB	Sweden	100%	100%
Einride MidCo AB	Sweden	100%	100%
Einride Sweden AB	Sweden	100%	100%
Einride US Inc	Delaware, USA	100%	100%
Einride Inc	Delaware, USA	100%	100%
Einride Logistics Inc	Delaware, USA	100%	100%
Einride Autonomous Technologies US Inc	Delaware, USA	100%	100%
Einride Technologies (Singapore) Pte. Ltd	Singapore	-	100%

EINRIDE AB (publ)

Org. No. 559074-8926

Note 30 – Related Party Transactions

The following transactions with related parties not included in the Group took place during the year, and the following amounts were outstanding as of the balance sheet date:

SEK in thousands	Year	Sales to RP	Purchases from RP	Receivables from RP	Payables to RP	Right-of-use Assets	Lease Liability
Joint Venture, Polar Charge	2025	(907)	7,058	213	122	99,132	107,205
Joint Venture, Polar Charge	2024	35,846	5,943	1,904	1,848	95,065	100,274
Board members, fees	2025	-	1,315	-	-	-	-
Board members, fees	2024	-	946	-	23	-	-
Board members, consultancy	2025	-	6,663	-	-	-	-
Board members, consultancy	2024	-	249	-	-	-	-

Polar Charge AB and its subsidiaries constitute a related party to the Group, as a senior executive within the Group is a board member and the Group owns 9% of the share capital of Polar Charge AB. The Group builds charging stations on behalf of Polar Charge Group and invoices directly for the costs incurred in building these stations. The Group leases properties (charging stations) from Polar Charge AB.

Pursuant to an advisory agreement dated June 3, 2025 between Einride and Lorne Abony, currently a board member of Einride, Einride has committed to pay Abony up to USD 275,000 for certain advisory services in connection with the Business Combination Agreement and a success fee upon completion of the merger and PIPE investment corresponding to 0.8% of Einride shareholders’ ownership in the new merged entity, which, at Einride’s election, may be paid in the form of Einride common shares or penny warrants in Einride.

Remuneration of Key Management Personnel

January 1 – December 31 SEK in thousands	2025	2024
Short-term employee benefits	41,200	39,981
Share-based compensation	2,427	-
Post-employment benefits	1,049	2,645
Total	44,676	42,626

Pursuant to an employment agreement dated May 19, 2025 between Einride and Roozbeh Charli, who, upon completion of the business combination, will take office as CEO and board member of Einride, Einride will compensate Charli with the right to subscribe for additional warrants and/or common shares in Einride, to the extent necessary and without additional consideration, to ensure that Charli’s accumulated ownership interest in Einride corresponds to 2.0% of Einride shareholders’ ownership in the merged entity.

EINRIDE AB (publ)

Org. No. 559074-8926

Note 31 – Interests in Joint Ventures

The following table presents summarized financial information for the Group’s joint venture, relating to the amounts recognized in the Group’s statement of profit or loss and other comprehensive income, as well as the Group’s statement of financial position:

	The Group’s statement of profit or loss and other comprehensive income.		The Group’s statement of financial position
SEK in thousands	2025	2024	2025	2024
Polar Charge AB	1,430	282	13,027	11,597

For the Group, the investment in Polar Charge AB is the only ownership interest in an entity outside the Group. Polar Charge AB conducts operations with the objective of expanding the charging station infrastructure across Sweden and thereafter leasing the stations to the Group. The Group provides various forms of expertise in the design of the charging stations as well as marketing and branding.

The joint venture company was established in 2023, with the Group’s interest in Polar Charge AB being 9%. The Group has determined that it has joint control over the entity in accordance with IFRS 11 Joint Arrangements. Given the nature of Polar Charge AB’s operations, the joint venture is considered material to the Group in accordance with IFRS 12 Disclosure of Interests in Other Entities.

The following table shows summarized financial information relating to the Polar Charge AB group for the 12-month period ended December 31. The information is presented on a 100% basis:

January 1 – December 31 SEK in thousands	2025	2024
Revenue	6,969	4,750
Result before tax	18,316	3,148
Tax	(2,725)	(12)
Net result for the year	15,591	3,136
Group’s 9% share of result	1,403	282

As of December 31, SEK in thousands	Dec 31, 2025	Dec 31, 2024
Non-current assets	142,592	128,490
Current assets	8,046	9,648
Total assets	150,638	138,138
Current liabilities	3,200	9,316
Non-current liabilities	2,725	-
Total liabilities	5,925	9,316
Net assets	144,713	128,822
Group’s 9% share of equity	13,024	11,594

EINRIDE AB (publ)

Org. No. 559074-8926

Note 32 – Provisions

As of December 31, 2025, a provision of SEK 12,332 thousand (0) was recognized relating to estimated employer social security contributions for taxable equity-based incentive programs for employees. During the period ended December 31, 2025, zero (0) was utilized during the period as a result of the exercise of taxable stock options. The provision will be utilized when the stock options under the applicable program have been exercised. See Note 28 Share-based Compensation for further information.

Note 33 – Earnings Per Share, Basic and Diluted

For the reporting period ended December 31, potentially dilutive instruments include Series A, B, and C preferred shares as discussed in Note 21, employee stock options and warrants as discussed in Note 28, and warrants as discussed in Note 27.

Earnings per share, before and after dilution, are calculated by dividing the net loss attributable to the shareholders of Einride AB by the weighted average number of issued and outstanding common shares during the period.

The following table shows the amounts used in the calculation of net loss per share before and after dilution for the years ended December 31, 2025 and 2024:

	Dec 31, 2025	Dec 31, 2024
Loss attributable to shareholders (SEK in thousands)	(1,721,676)	(967,611)
Weighted average number of common shares outstanding	13,801,624	12,907,668
Loss per share, basic and diluted	(124.74)	(74.99)

The following table shows the maximum number of shares during the period that were not included in the calculation of diluted loss per share because their effects would have been anti-dilutive as of the balance sheet date:

	Dec 31, 2025	Dec 31, 2024
Employee share options	449,163	364,880
Preferred shares Series A	6,590,084	6,590,084
Preferred shares Series B	7,672,932	7,672,932
Preferred shares Series C	7,439,533	4,804,099
Convertible notes	-	-
Warrants held by employees	5,174,673	2,996,878
Warrants held by non-employees	2,169,008	2,169,008
Total anti-dilutive shares	29,495,393	24,597,881

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Org. No. 559074-8926

Note 34 – Contingent Liabilities

On November 15, 2024, the Group initiated legal proceedings against Performance Team LLC and its wholly-owned subsidiary Performance Team Logistics LLC (collectively ‘Maersk’). The dispute arises from Maersk’s alleged wrongful termination of a transport services agreement, which the Group considers was without grounds and in breach of the contract.

To fulfill the Maersk contract, the Group entered into agreements with BYD Motors LLC (‘BYD’) for vehicles and Voltera Power, LLC f/k/a EVConnex, LLC (‘Voltera’) for charging infrastructure. Maersk’s alleged termination altered the Group’s needs from these suppliers. On November 13 and December 2, 2024, respectively, BYD and Voltera initiated legal proceedings against the Group seeking damages in connection with the service agreements for BYD and Voltera to provide trucks and charging infrastructure, respectively. The cases are at a preliminary stage. The BYD and Voltera cases have been scheduled for trial beginning in April 2026 and December 2026, respectively.

Given the uncertainty surrounding the disputes and the early stage of the proceedings, the Group cannot estimate the magnitude of the reasonably possible loss that may arise from the disputes. Since the proceedings are in an early stage and important details of the cases need to be established, no provisions were recognized as of December 31, 2025 or 2024.

SEK in thousands	BYD Dec 31, 2025	BYD Dec 31, 2024	Voltera Dec 31, 2025	Voltera Dec 31, 2024
Trade receivables and other receivables	354	1,133	-	-
Trade payables (incl. accrued expenses)	121,757	140,085	68,220	42,631
Right-of-use asset	-	-	266,030	345,200
Lease liability	-	-	305,486	375,087

SEK in thousands	Maersk Dec 31, 2025	Maersk Dec 31, 2024
Trade receivables and other receivables	15,578	27,645
Trade payables (incl. accrued expenses)	-	-
Right-of-use asset	-	-
Lease liability	-	-

The Group’s agreements with customers typically include minimum commitments for both parties — transportation capacity for the Group and monthly minimum fees for the customer. The Group has consistently been able to fulfill its commitments without any shortfalls under the agreements to provide the customer with its contracted capacity.

EINRIDE AB (publ)

Org. No. 559074-8926

Note 35 – Events After the Balance Sheet Date

On December 23, 2025, the Company and a related party to the Company entered into a business transfer agreement to divest the Company’s design operations. The purchase price amounts to USD 3,714,586. The transaction was completed on February 17, 2026. In connection with the completion, (i) the Company entered into a service agreement with the related party under which the Company commits to purchase services for a three-year period, and (ii) the Company made an investment in the related party corresponding to 19% of the shares of the related company.

On February 20, 2026, the Company entered into an agreement with one of its customers, with a supplemental amendment agreed on March 12, 2026, under which the Company undertakes to issue 6,941,402 warrants, each with an exercise price of USD 34 per share. The vesting of these warrants is tied to specific payment milestones under a separate commercial relationship entered into in 2024 between the Company and the customer as amended on February 21, 2026. This agreement has no impact on the financial statements for the period ended December 31, 2025. The Company is currently evaluating the full accounting effect of this agreement on its future financial statements.

On February 26, 2026, the Company entered into subscription agreements with investors regarding the PIPE transaction, expected to be completed in connection with the completion of the de-SPAC transaction. The Company has received commitments of USD 113.3 million from existing and new investors to subscribe for ADSs representing common shares in the Company. Investors are entitled to receive 1.5 warrants per ADS subscribed and an additional 0.5 warrants per initially subscribed ADS if the investor, on the 24-month anniversary of the completion date, holds at least 50% of the subscribed ADSs in the PIPE offering. In connection with the PIPE transaction, the Company’s pre-money equity value was set at USD 1,350 million.

EINRIDE AB (publ)

Org. No. 559074-8926

Note 36 – Restatement of 2024 and 2023 Annual Report

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the Year Ended December 31, 2024

SEK in thousands	As Originally Reported	Corrections	Change in Accounting Policy	As Restated	Reference
			(xiv)
Net revenue	457,833	(69,456)	-	388,377	(i)
Other income	14,682	(2,787)	(11,895)	-
Cost of goods/services sold	-	-	(531,254)	(531,254)
Raw materials and consumables	(329,885)	58,887	270,998	-	(iii)(iv)
Other external expenses	(225,958)	9,717	216,241	-	(iv)(v)
Personnel costs	(549,387)	(1,716)	551,103	-	(x)
Depreciation and impairment of PP&E and intangibles	(244,788)	22,592	222,592	-	(i)(ii)(iii)(iv)
Selling expenses	-	-	(182,597)	(182,597)
Administrative expenses	-	-	(189,862)	(189,862)
Research and development expenses	-	-	(349,054)	(349,054)
Other operating income	-	4,935	14,716	19,651
Other operating expenses	-	-	(10,925)	(10,925)	(i)
Operating loss	(877,503)	21,839	-	(855,664)
Share of profit from joint ventures	-	282	-	282	(xi)
Finance income	65,615	(65,615)	-	-	(v)
Finance income – interest income	-	21,777	-	21,777	(v)
Finance income – other	-	43,838	-	43,838	(v)
Finance costs	(210,710)	(13,635)	-	(224,345)	(iv)(v)
Net gains/losses on financial assets or liabilities at Fair Value Through Profit or Loss	90,428	(38,596)	-	51,832	(xiii)
Loss before tax	(932,170)	(30,110)	-	(962,280)
Tax	2,778	(8,109)	-	(5,331)	(viii)
Net loss attributable to parent company shareholders	(929,392)	(38,219)	-	(967,611)
OTHER COMPREHENSIVE INCOME
Translation differences on foreign operations (net of tax)	(29,319)	(1,401)	-	(30,720
Other comprehensive income	(29,319)	(1,401)	-	(30,720)
Total comprehensive income attributable to parent company shareholders	(958,711)	(39,620)	-	(998,331)

EINRIDE AB (publ)

Org. No. 559074-8926

Consolidated Statement of Financial Position for the Year Ended December 31, 2024

SEK in thousands	Originally Reported	Corrections	Restated Result	Ref.
ASSETS
Intangible assets	105,374	(105,062)	312	(ii)
Property, plant and equipment	956,861	(66,418)	890,443	(iii)
Right-of-use assets	495,143	91,777	586,920	(iv)
Investments in joint ventures	-	11,597	11,597
Financial assets	23,677	(11,255)	12,422	(xi)
Deferred tax assets	7,983	(7,983)	-	(viii)
Total non-current assets	1,589,038	(87,344)	1,501,694
Trade receivables	52,101	(30,953)	21,148	(x)
Prepaid expenses	23,481	378	23,859
Accrued income	34,121	-	34,121
Other receivables	69,033	(7,209)	61,824
Restricted cash	-	32,869	32,869	(vii)
Cash and cash equivalents	74,165	-	74,165
Total current assets	252,901	(4,915)	247,986
TOTAL ASSETS	1,841,939	(92,259)	1,749,680
EQUITY
Share capital	319	-	319
Other contributed capital	3,733,784	16,059	3,749,843
Translation reserve	(36,883)	(3,187)	(40,070)
Retained earnings incl. net result	(3,541,599)	(156,303)	(3,697,899)	(ii), (iii), (iv), (v), (viii)
Equity attributable to parent company shareholders	155,621	(143,431)	12,193
LIABILITIES
Convertible note	379,795	-	379,795
Non-current lease liabilities	481,616	83,681	565,297	(iv)
Other financial liabilities	1,702	(270)	1,432
Deferred tax liabilities	1,786	4,584	6,370	(viii)
Total non-current liabilities	864,899	87,995	952,894
Current lease liabilities	79,211	(3,001)	76,210	(iv)
Trade payables	401,943	(25,651)	376,292	(viii)(iv)
Liabilities related to cash advances	175,712	(9,496)	166,216	(ix)
Other liabilities	21,369	(761)	20,608
Deferred income	54,966	5,620	60,586
Accrued expenses	88,218	(3,534)	84,681
Total current liabilities	821,419	(36,823)	784,593
Total liabilities	1,686,318	51,172	1,737,487
TOTAL EQUITY AND LIABILITIES	1,841,939	(92,259)	1,749,680

EINRIDE AB (publ)

Org. No. 559074-8926

Consolidated Statement of Cash Flows for the Year Ended December 31, 2024

SEK in thousands	Originally Reported	Corrections	Restated Result	Ref.
OPERATING ACTIVITIES
Operating result	(877,503)	877,503	-	(vi)
Result before tax	-	(962,280)	(962,280)
Depreciation	244,788	(115,766)	129,022
Depreciation of right-of-use assets	-	96,940	96,940
Impairment losses	-	1,056	1,056
Gain/loss on disposal of non-current assets	(21,198)	12,213	(8,985)
Share-based compensation	1,643	8,528	10,171
Unrealized exchange rate differences	(1,926)	-	(1,926)
Financial income	-	(65,615)	(65,615)
Financial expenses	-	224,345	224,345
Increase (–)/Decrease (+) in accrued expenses	(6,675)	6,675	-
Profit/loss on financial assets or liabilities at Fair Value Through Profit or Loss	-	(51,832)	(51,832)
Share of profit from associates	-	(282)	(282)
Interest received	21,777	-	21,777
Interest paid	(34,856)	(29,677)	(64,533)
Income tax paid	(3,020)	-	(3,020)
Cash flow from operating activities before working capital changes	(676,970)	1,808	(675,162)
(Increase)/decrease in operating receivables	161,742	(161,742)	-
(Increase)/decrease in trade receivables	-	23,153	23,153
(Increase)/decrease in prepaid expenses	-	(5,152)	(5,152)
(Increase)/decrease in accrued income	-	(7,964)	(7,964)
(Increase)/decrease in other current receivables	-	173,091	173,091
Increase/(decrease) in operating liabilities	432,435	(432,435)	-
Increase/(decrease) in trade payables and other liabilities	-	96,414	96,414
Increase/(decrease) in accrued expenses	-	(15,219)	(15,219)
Increase/(decrease) in deferred income	-	9,395	9,395
Increase/(decrease) in other current liabilities	-	11,831	11,831
Net cash used in operating activities	(82,793)	(306,820)	(389,613)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(308,517)	143,205	(165,312)
Proceeds from disposal of non-current assets	57,493	-	57,493
Acquisition of intangible assets	(685)	685	-
Investment in joint venture	(6,525)	-	(6,525)
Investments in short-term deposits	-	(738)	(738)
Cash flow from investing activities	(258,234)	143,152	(115,082)

EINRIDE AB (publ)

Org. No. 559074-8926

Cont. Consolidated Statement of Cash Flows for the Year Ended December 31, 2024 (continued)

SEK in thousands	Originally Reported	Corrections	Restated Result	Ref.
FINANCING ACTIVITIES
New share issuance and payment for issued warrants	309,515	(59)	309,456
Option premiums	(59)	59	-
Borrowings	6,650	-	6,650
Issuance of convertible note	319,887	-	319,887
Repayment of loans	(320,000)	-	(320,000)
Repayment of lease liabilities	(118,688)	(3,287)	(121,975)
Non-current receivables	(468)	468	-
Payment of deposits	(3,787)	-	(3,787)
Changes in factoring facilities	-	166,216	166,216
Government grants received	(270)	270	-
Cash flow from financing activities	192,780	163,667	356,447
Net cash flow for the year	(148,247)	(1)	(148,248)
Cash and cash equivalents at beginning of year	221,048	-	221,048
Exchange rate differences on cash and cash equivalents	1,364	-	1,364
Cash and cash equivalents at end of year	74,166	(1)	74,165

EINRIDE AB (publ)

Org. No. 559074-8926

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the Year Ended December 31, 2023

SEK in thousands	As Originally Reported	Corrections	Change in Accounting Policy	As Restated	Reference
			(xiv)
Net revenue	185,467	-	(219)	185,248
Other income	36,383	(6,380)	(30,003)	-
Capitalized work for own account	22,436	(22,436)	-	-
Cost of goods/services sold	-	-	(424,132)	(424,132)
Raw materials and consumables	(179,360)	19,501	159,859	-
Other external expenses	(336,844)	(45,874)	382,718	(ii )	(ii)
Personnel costs	(626,583)	(8,813)	635,396	(x )	(x)
Depreciation and impairment of PP&E and intangibles	(328,206)	46,614	281,592	(ii)(iii)(iv )	(ii)(iii)(iv)
Selling expenses	-	-	(326,724)	(326,724)
Administrative expenses	-	-	(212,930)	(212,930)
Research and development expenses	-	-	(461,015)	(461,015)
Other operating income	-	-	28,811	28,811
Other operating expenses	(113,854)	-	(33,284)	(147,138)
Operating loss	(1,340,561)	(17,319)	-	(1,357,880)
Share of profit from joint ventures	-	600	-	600	(xi)
Finance income	36,156	(36,156)	-	-	(v)
Finance income – interest income	-	31,277	-	31,277	(v)
Finance income – other	-	75,556	-	75,556	(v)
Finance costs	(53,277)	(70,237)	-	(123,514)	(iv)(v)
Net gains/losses on financial assets at FVTPL	8,139	(2,746)	-	5,393
Loss before tax	(1,349,543)	(19,565)	-	(1,369,108)
Tax	1,464	(3,750)	-	(2,286)	(viii)
Net loss for the year attributable to parent company shareholders	(1,348,080)	(23,315)	-	(1,371,394)
OTHER COMPREHENSIVE INCOME
Translation differences on foreign operations (net of tax)	10,443	(1,785)	-	8,658
Other comprehensive income	10,443	(1,785)	-	8,658
Total comprehensive income attributable to parent company shareholders	(1,337,636)	(25,100)	-	(1,362,736)

EINRIDE AB (publ)

Org. No. 559074-8926

Consolidated Statement of Financial Position for the Year Ended December 31, 2023

SEK in thousands	Originally Reported	Corrections	Restated Result	Reference
ASSETS
Intangible assets	147,075	(145,817)	1,258	(ii)
Property, plant and equipment	817,087	106,857	923,944	(iii)
Right-of-use assets	504,196	1,406	505,602	(iv)
Investments in joint ventures	-	4,790	4,790	(xi)
Financial assets	17,621	(4,730)	12,891	(xi)
Deferred tax assets	113,813	(113,813)	-	(viii)
Total non-current assets	1,599,792	(151,307)	1,448,485
Current tax receivable	3,727	(3,727)	-
Trade receivables	49,469	(9,932)	39,537	(ix)
Prepaid expenses	8,798	9,909	18,707	(iv)
Accrued income	26,269	(1,759)	24,510
Other receivables	218,056	(144,147)	73,909	(iii), (vii), (ix)
Restricted cash	-	162,398	162,398	(vi)
Cash and cash equivalents	221,048	-	221,048
Total current assets	527,367	12,742	540,109
TOTAL ASSETS	2,127,159	(138,565)	1,988,594
EQUITY
Share capital	309	-	309
Other contributed capital	3,422,694	7,531	3,430,225	(x)
Translation reserve	(9,966)	616	(9,350)
Retained earnings incl. net result	(2,609,807)	(120,484)	(2,730,291)	(ii), (iii), (iv), (v), (viii)
Equity attributable to parent company shareholders	803,230	(112,337)	690,893
LIABILITIES
Non-current interest-bearing liabilities	184,528	-	184,528
Convertible note	-	-	-
Non-current lease liabilities	481,104	(10,306)	470,798	(iv)
Other financial liabilities	87,410	(38,596)	48,814	(xiii)
Deferred tax liabilities	111,201	(109,104)	2,097	(viii)
Total non-current liabilities	864,243	(158,006)	706,237
Current interest-bearing liabilities	72,896	-	72,896
Current lease liabilities	71,387	(3,105)	68,282	(iv)
Trade payables	134,657	132,625	267,282	(iv)(iii)
Liabilities related to cash advances	-	-	-
Other liabilities	36,321	(1,034)	35,287
Deferred income	49,236	1,954	51,190
Accrued expenses	95,189	1,338	96,527
Total current liabilities	459,686	131,778	591,464
Total liabilities	1,323,929	(26,228)	1,297,701
TOTAL EQUITY AND LIABILITIES	2,127,159	(138,565)	1,988,594

EINRIDE AB (publ)

Org. No. 559074-8926

Consolidated Statement of Cash Flows for the Year Ended December 31, 2023

SEK in thousands	Originally Reported	Corrections	Restated Result	Reference
OPERATING ACTIVITIES
Operating result	(1,340,562)	1,340,562	-	(vi)
Result before tax	-	(1,369,108)	(1,369,108)
Depreciation	328,081	(233,641)	94,440
Depreciation of right-of-use assets	-	77,084	77,084
Impairment losses	-	23,923	23,923
Loss on disposal of non-current assets	-	86,032	86,032
Gain on disposal of non-current assets	(1,245)	-	(1,245)
Share-based compensation	7,481	7,531	15,012
Financial income	-	(106,833)	(106,833)
Financial expenses	-	123,513	123,513
Increase (–)/Decrease (+) in accrued expenses	(1,668)	1,668	-
Profit/loss on financial assets or liabilities at FVTPL	-	(5,393)	(5,393)
Share of profit from associates	-	(60)	(60)
Interest received	31,278	-	31,278
Interest paid	(39,581)	-	(39,581)
Income tax paid	(3,937)	-	(3,937)
Cash flow from operating activities before working capital changes	(1,020,153)	(54,721)	(1,074,874)
(Increase)/decrease in operating receivables	(248,163)	248,163	-
(Increase)/decrease in trade receivables	-	(6,391)	(6,391)
(Increase)/decrease in prepaid expenses	-	(20,541)	(20,541)
(Increase)/decrease in accrued income	-	(12,162)	(12,162)
(Increase)/decrease in other current receivables	-	(231,887)	(231,887)
Increase/(decrease) in operating liabilities	96,807	(96,807)	-
Increase/(decrease) in trade payables and other liabilities	-	243,375	243,375
Increase/(decrease) in accrued expenses	-	(11,640)	(11,640)
Increase/(decrease) in deferred income	-	15,211	15,211
Increase/(decrease) in other current liabilities	-	75,031	75,031
Net cash used in operating activities	(1,171,509)	202,352	(1,023,878)
INVESTING ACTIVITIES
Acquisition of subsidiaries	(675)	-	(675)
Acquisition of property, plant and equipment	(373,245)	(112,246)	(485,491)
Proceeds from disposal of non-current assets	13,871	-	13,871
Acquisition of intangible assets	(48,839)	48,839	-
Acquisition of financial assets	(4,931)	4,730	(201)
Investment in joint venture	-	(4,730)	(4,730)
Cash flow from investing activities	(413,819)	(63,407)	(477,226)
FINANCING ACTIVITIES
New share issuance and payment for issued warrants	301,245	(52,422)	248,823
Borrowings	312,320	-	312,320
Repayment of lease liabilities	(58,533)	(31,803)	(90,336)

EINRIDE AB (publ)

Org. No. 559074-8926

The effect of error corrections on net loss per share, both before and after dilution, for the years ended December 31, 2024 and 2023 is not material.

(i) Revenue reclassification: Revenue recognized as agent for providing charging infrastructure has been reclassified from revenue to other operating expenses on a net basis. Additionally, certain cost reimbursements reclassified from revenue to cost of goods sold.

(ii) Capitalized R&D: Research and development costs previously capitalized as intangible assets and subsequently amortized have been corrected to be expensed as incurred.

(iii) Property, plant and equipment: Corrections related to electric vehicles received from a supplier that were not properly recognized in 2023, and related depreciation corrections.

(iv) Leases: Corrections related to right-of-use assets, lease liabilities, prepaid costs, lease payments not previously recognized, incorrect incremental borrowing rates, and improperly depreciated right-of-use assets. Also includes corrections related to government grants that should have reduced the right-of-use asset.

(v) Finance income and costs: Gross presentation of foreign exchange gains/losses and reclassification of interest income to a separate line. Reclassification of factoring facility costs from G&A to finance costs.

(vi) Cash flow presentation: Cash flow from operating activities is now presented starting from result before tax (not operating result). Depreciation, depreciation of ROU assets, amortization, and impairment are now presented separately. Changes in factoring facilities reclassified from operating to financing activities.

(vii) Restricted cash: Accounts subject to usage restrictions are now shown as a separate line item for restricted cash.

(viii) Deferred taxes: Corrections for tax effects of all adjustments discussed above and reclassification of deferred tax liabilities.

(ix) Trade receivables: Correction of factored receivables (removal from trade receivables) and reclassification of certain amounts from trade receivables to other receivables.

(x) Share-based compensation: Correction of stock option allocations using a complete grant schedule, correct vesting periods, and correct exchange rates.

(xi) Joint venture: The investment in Polar Charge AB is now classified as a joint venture under IFRS 11 (previously classified under IFRS 9).

(xii) Reversal of allowance for doubtful accounts: Reclassified from G&A to other costs.

(xiii) Warrants: Correction of fair value adjustment based on a revised expected volatility of the underlying share price.

(xiv) Change in accounting policy: The Group changed its accounting policy from presenting expenses by nature to presenting them by function in the Consolidated Statement of Profit or Loss, as this was deemed to provide more reliable and relevant information and aligns with comparable companies.

EINRIDE AB (publ)

Org. No. 559074-8926

Parent Company Income Statement

January 1 – December 31 SEK in thousands	Note	2025	2024
OPERATING REVENUES
Net revenue	2	138,270	122,808
Other operating income	3	185,876	115,288
Total operating revenues		324,147	238,096
OPERATING EXPENSES
Cost of goods sold/services		(235,390)	(199,902)
Other external costs	6	(718,941)	(546,322)
Personnel costs	5	(181,586)	(255,208)
Depreciation and impairment		(38,780)	(34,951)
Other operating expenses	4	(14,825)	-
Operating result		(865,376)	(798,287)
FINANCIAL ITEMS
Result from interests in subsidiaries	9	(255,660)	(221,328)
Other interest income and similar items	7	40,821	169,213
Interest expense and similar items	7	(605,729)	(47,053)
Result after financial items		(1,685,945)	(897,455)
Appropriations		814	100,789
Result before tax		(1,685,130)	(796,666)
Tax	8	(52)	-
Net result for the year		(1,685,182)	(796,666)
Other comprehensive income		-	-
Total comprehensive loss for the year, net of tax, attributable to owners of the parent		(1,685,182)	(796,666)

EINRIDE AB (publ)

Org. No. 559074-8926

Parent Company Balance Sheet

As of December 31, SEK in thousands	Note	2025	2024	2023
ASSETS
NON-CURRENT ASSETS
Intangible assets – Patents	10	-	159	648
Total intangible assets		-	159	648
Buildings		2,279	-	-
Equipment, tools and installations	11	111,750	126,242	155,506
Work in progress and advances	11	26,429	23,176	30,701
Total Property, plant & equipment		140,457	149,419	186,208
Shares in subsidiaries	12	370,255	357,759	347,396
Long-term receivables from subsidiaries	21	-	224,216	397,003
Shares in joint ventures	15	11,255	11,255	4,730
Other long-term receivables		398	11,313	11,497
Total financial non-current assets		381,907	604,542	760,625
Total non-current assets		522,365	754,120	947,481
CURRENT ASSETS
Trade receivables	13	5,741	5,036	9,551
Receivables from subsidiaries (current)	21	535,873	253,136	4,849
Accrued income	16	9,035	8,159	-
Other receivables	14	8,235	14,572	5,775
Prepaid expenses	16	24,036	24,148	24,166
Total current receivables		582,919	305,050	44,341
Cash and cash equivalents	22	152,573	60,837	191,903
Total current assets		735,492	365,887	236,244
TOTAL ASSETS		1,257,857	1,120,007	1,183,725

EINRIDE AB (publ)

Org. No. 559074-8926

Parent Company Balance Sheet

As of December 31, SEK in thousands	Note	2025	2024	2023
EQUITY
Restricted equity
Share capital	17	529	319	309
Ongoing share issue		-	1	52,956
Development expenditure fund		-	-	648
Total restricted equity		529	320	53,913
Free equity
Free share premium reserve		5,337,114	3,749,845	3,376,618
Retained earnings		(3,241,391)	(2,444,725)	(1,318,956)
Net result for the year		(1,685,182)	(796,666)	(1,125,768)
Total free equity		410,541	508,454	931,894
Total equity		411,070	508,774	985,808
PROVISIONS
Other provisions		2,361	-	-
NON-CURRENT LIABILITIES
Convertible note (non-current)	18	-	379,795	-
Other financial liabilities		138,499	1,702	45,027
Total non-current liabilities		138,499	381,497	45,027
CURRENT LIABILITIES
Convertible note (current)	18	207,716	-	-
Trade payables		65,338	108,141	42,102
Liabilities from cash advances		45,627	26,339	-
Payables to subsidiaries (current)	21	280,232	21,559	15,864
Current tax liabilities		-	3,104	-
Other liabilities (current)	19	10,136	7,995	27,499
Deferred income		30,260	34,025	-
Accrued expenses	20	66,620	28,575	67,425
Total current liabilities		705,929	229,739	152,890
TOTAL EQUITY AND LIABILITIES		1,257,860	1,120,010	1,183,725

EINRIDE AB (publ)

Org. No. 559074-8926

Parent Company Statement of Changes in Equity

SEK in thousands EK	Share Capital	Ongoing Issue	Share Premium Reserve	Retained Earnings incl. Net Result	Total Equity
Opening balance Jan 1, 2024	309	2	3,430,223	(2,444,725)	985,809

Net result for the year				(796,666)	(796,666)
Total comprehensive income for the year				(796,666)	(796,666)
Transactions with the owners
New share issuance	9		309,507		309,516
Repurchase of options			(59)		(59)
Share-based compensation			10,171		10,171
Total transactions with owners	9	-	319,619	-	319,628
Closing balance Dec 31, 2024	319	1	3,749,842	(3,241,391)	508,771

Opening balance Jan 1, 2025	319	1	3,749,842	(3,241,391)	508,771

Net result for the year				(1,685,182)	(1,685,182)
Total comprehensive income for the year				(1,685,182)	(1,685,182)
Transactions with the owners
New share issuance	57	(1)	758,372		758,428
Share capital issued from Share premium reserve	154		(154)		0
Convertible notes converted to equity			797,808		797,808
Issued warrants			15,614		15,614
Share-based compensation			15,629		15,629
Total transactions with owners	210	(1)	1,587,269	-	1,587,479
Closing balance Dec 31, 2025	529	-	5,337,111	(4,926,573)	411,068

EINRIDE AB (publ)

Org. No. 559074-8926

Parent Company Cash Flow Statement

January 1 – December 31 SEK in thousands	Note	2025	2024
OPERATING ACTIVITIES
Operating result		(865,376)	(798,287)
Depreciation and impairment		38,780	34,951
Unrealized exchange rate differences		4,393	(6,856)
Disposal of property, plant and equipment		(23,563)	-
Gain/loss on sale of non-current assets		-	(5,579)
Share-based compensation		3,134	-
Change in provisions		2,361	(10,318)
Interest received		4,353	1,631
Interest paid		(46,770)	(1,947)
Income tax paid		(6,053)	(4,210)
Cash flow before WC changes		(888,741)	(790,615)
Increase(–)/decrease(+) in operating receivables		(52,508)	(223,267)
Increase(+)/decrease(–) in operating liabilities		(15,864)	83,296
Cash flow from operating activities		(957,113)	(930,586)
INVESTING ACTIVITIES
Purchase of property, plant and equipment		(51,105)	(55,347)
Proceeds from sale of property, plant and equipment		54,306	59,736
Acquisition of subsidiaries/business, net		-	(207)
Loans to subsidiaries – repaid		-	172,787
Acquisition of shares and participations		-	(6,525)
Cash flow from investing activities		3,201	170,445
FINANCING ACTIVITIES
New share issuance		758,428	309,515
Issuance of convertible notes		246,912	319,887
Changes in long-term subsidy debt		5,407	(269)
Change in factoring facility		19,288	-
Warrants		15,614	(59)
Cash flow from financing activities		1,045,649	629,074
Net cash flow for the year		91,737	(131,066)
Cash at beginning of year		60,837	191,903
Cash at end of year	22	152,573	60,837

EINRIDE AB (publ)

Org. No. 559074-8926

Notes to the Parent Company Financial Statements

Note 1 – Accounting Policies

Accounting Policies of the Parent Company

The annual report of the parent company has been prepared in accordance with the Swedish Annual Accounts Act and the Swedish Council for Sustainability and Financial Reporting’s recommendation RFR 2 Accounting for Legal Entities. In accordance with RFR 2, the parent company shall apply all International Financial Reporting Standards (IFRS accounting standards) adopted by the EU, to the extent possible within the framework of the Annual Accounts Act.

Differences Between the Group’s and the Parent Company’s Accounting Policies

The differences between the Group’s and the parent company’s accounting policies are set out below. The accounting policies stated below for the parent company have been applied consistently to all periods presented in the parent company’s financial statements.

Classification and Presentation

The parent company, as lessee, recognizes lease payments as an expense on a straight-line basis over the lease term, unless another systematic basis better reflects the user’s economic benefit over time.

Subsidiaries

Interests in subsidiaries are recognized at cost. Dividends from subsidiaries are recognized in the income statement when the right to receive the dividend is assessed as certain and can be calculated on a reliable basis.

Financial Instruments

The parent company does not apply IFRS 9. Instead, a cost-based approach is applied in accordance with the Annual Accounts Act. This means that non-current financial assets are measured at cost less any impairment, and current financial assets are measured in accordance with the lower of cost or net realizable value principle. When calculating the net realizable value of receivables recognized as current assets, the impairment and expected credit loss provisions principles under IFRS 9 are applied, see the Group’s policies. When assessing and calculating impairment requirements for financial assets recognized as non-current assets, the impairment and expected credit loss provisions principles under IFRS 9 are applied where possible. Financial liabilities are measured at amortized cost using the effective interest method. The principles for recognition and derecognition of financial instruments correspond to those applied for the Group as described above.

Shareholder Contributions

Shareholder contributions made are recognized as an increase in the interests in group companies item by the contributor.

Group Contributions

Group contributions received and made are recognized as appropriations.

EINRIDE AB (publ)

Org. No. 559074-8926

Note 2 – Revenue from Contracts with Customers and Rental Income

Revenue by geographic area – January 1 – December 31:

January 1 – December 31 SEK in thousands	2025	2024
Type of service
Transport services	138,270	122,808
	138,270	122,808
Geographic region
Europe	138,270	122,808
	138,270	122,808

Transport Services

The transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period is shown in the table below.

January 1 – December 31 SEK in thousands	Dec 31, 2025	Dec 31, 2024
Obligations for performance of transport services	390,164	236,604
	390,164	236,604

Contract Assets

The Company has no contract assets. Accrued income in the balance sheet does not meet the definition of a contract asset as the Company has an unconditional right to payment.

Revenue attributable to transport services is recognized over time even if the customer pays for all or part of the services upfront. A contract liability is recognized for revenue related to transport services at the time of the initial sales transaction and is released over the service period. There have been no material changes in contract liability balances during the year.

Note 3 – Other Operating Income

January 1 – December 31 SEK in thousands	2025	2024
Intercompany sales	170,266	104,998
Government grants received – electric trucks	783	1,215
Government grants received – charging stations	459	600
Government grants received – R&D projects	5,144	4,016
Exchange rate gains on trade receivables/payables	-	4,175
Sale of property, plant and equipment	5,862	-
Insurance reimbursement	-	281
Other	3,363	3
Total other operating income	185,876	115,288

EINRIDE AB (publ)

Org. No. 559074-8926

Note 4 – Other Operating Expenses

January 1 – December 31 SEK in thousands	2025	2024
Exchange rate losses on trade receivables/payables	(511)	-
Other operating expenses	(14,314)	-
Total other operating expenses	(14,825)	-

Note 5 – Employees, Personnel Costs, and Remuneration of Senior Executives

Average number of employees:

	Dec 31, 2025	of which male	Dec 31, 2024	of which male
Sweden	159.5	66%	208.0	62%
Europe	2.0	75%	-	-
Total parent company	161.5	67%	208.0	62%

Gender distribution in company management:

	Dec 31, 2025 Proportion women	Dec 31, 2024 Proportion women
Board of Directors	33%	33%
Other senior executives	10%	10%

Salaries and other remuneration distributed between senior executives and other employees, and social security contributions in the parent company:

January 1 – December 31 2025 SEK in thousands	Senior Executives (10 persons)	Other Employees	Total
Salaries and other remuneration	21,056	109,983	131,039
Social security contributions	7,555	43,203	50,758
(of which pension costs)	(939)	(8,604)	(9,542)

Salaries and other remuneration distributed between senior executives and other employees, and social security contributions in the parent company

January 1 – December 31 2024 SEK in thousands	Senior Executives (10 persons)	Other Employees	Total
Salaries and other remuneration	19,028	160,646	179,674
Social security contributions	7,980	62,745	70,725
(of which pension costs)	(2,294)	(13,091)	(15,385)

Board Fees

The Board of Directors received SEK 1,315 thousand (264) in board fees during the year.

See further under the Group’s Note 30 – Related Party Transactions.

EINRIDE AB (publ)

Org. No. 559074-8926

Note 6 – Fees and Expense Reimbursements to Auditors

January 1 – December 31 SEK in thousands	2025	2024
Ernst & Young AB – Audit engagement	24,195	5,001
Ernst & Young AB – Other assignments	12,495	1,855
	36,691	6,856

Note 7 – Net Finance Income/Costs

January 1 – December 31 SEK in thousands	2025	2024
Other interest income and similar items
Interest income – other	4,352	1,631
Interest income – subsidiaries	21,912	107,060
Fair value remeasurement of derivatives	-	51,315
Exchange rate gains	14,557	9,207
Total other interest income and similar items	40,821	169,213

Interest expense and similar items
Interest expense	(449,179)	(42,594)
Fair value remeasurement of derivatives	(129,262)	-
Factoring fees	(24,589)	-
Exchange rate losses	-	(4,459)
Other	(2,700)	-
Total interest expense and similar items	(605,729)	(47,053)

EINRIDE AB (publ)

Org. No. 559074-8926

Note 8 – Taxes

January 1 – December 31 SEK in thousands	2025	2024
Current tax expense (–) / tax income (+)
Tax expense for the year	(52)	-
	(52)	-

Tax reconciliation

January 1 – December 31 SEK in thousands		2025	2024
Result before tax		(1,685,130)	(796,666)

Tax at applicable rate for the parent company	20,6%	347,137	164,113
Non-deductible expenses	0,3%	(1,086)	(49,510)
Non-taxable income	-1,8%	6,405	21,981
Increase in tax losses without corresponding recognition of deferred tax	53,2%	(184,528)	(136,582)
Interest deductions transferred within the Group	0,3%	(1,117)	-
Temporary differences	48,1%	(166,862)	-
Recognized effective tax 0		(52)	0

Unrecognized tax losses as of December 31, 2025 amount to SEK 3,757,903 thousand (2,879,175).

Note 9 – Result from Interests in Subsidiaries

January 1 – December 31 SEK in thousands	2025	2024
Impairment of shares	(255,660)	(235,568)
Reversal of previously impaired long-term receivables	-	14,240
	(255,660)	(221,328)

EINRIDE AB (publ)

Org. No. 559074-8926

Note 10 – Intangible Assets

January 1 – December 31 SEK in thousands	Patents	Total
Accumulated cost
Opening balance January 1, 2024	2,443	2,443
Closing balance December 31, 2024	2,443	2,443
Opening balance January 1, 2025	2,443	2,443
Disposals and derecognitions	(2,443)	(2,443)
Closing balance December 31, 2025	-	-

Accumulated amortization and impairment
Opening balance January 1, 2024	(1,795)	(1,795)
Amortization for the year 2024	(489)	(489)
Closing balance December 31, 2024	(2,283)	(2,283)
Opening balance January 1, 2025	(2,283)	(2,283)
Disposals and derecognitions	2,443	2,443
Amortization for the year 2025	(159)	(159)
Closing balance December 31, 2025	-	0

Reported amounts
Opening value January 1, 2024	648	648
Closing value December 31, 2024	159	159
Closing value December 31, 2025	-	0

EINRIDE AB (publ)

Org. No. 559074-8926

Note 11 – Property, Plant and Equipment (Parent Company)

SEK in thousands	Buildings & Land	Electric Trucks	Equipment, tools and installations	Work in progress	Total
Cost
Opening balance January 1, 2024	-	154,553	30,436	30,701	215,691
Additions	-	4,752	1,777	48,819	55,348
Reclassification to PP&E	-	-	716	(716)	-
Disposals	-	(1,664)	(1,635)	(55,627)	(57,262)
Reclassification	-	157,641	-	-	-
Closing balance December 31, 2024	-	157,641	31,294	23,177	212,113
Opening balance January 1, 2025	-	157,641	31,294	23,177	212,113
Additions	2,279	-	0	48,826	51,105
Reclassification to PP&E	-	19,695	12,191	(31,886)	-
Disposals	-	(7,141)	(5,725)	(13,688)	(26,553)
Closing balance December 31, 2025	2,279	170,196	37,761	26,430	236,665
Depreciation
Opening balance January 1, 2024	-	(23,672)	(5,811)	-	(29,483)
Depreciation for the year	-	(27,343)	(6,728)	-	(34,071)
Disposals	-	-	860	-	860
Closing balance December 31, 2024	-	(51,015)	(11,679)	-	(62,695)
Opening balance January 1, 2025	-	(51,015)	(11,679)	-	(62,694)
Depreciation for the year	-	(28,534)	(7,210)	-	(35,744)
Disposals and derecognitions	-	1,568	662	-	2,230
Reclassification	-	-	-	-	-
Closing balance December 31, 2025	-	(77,981)	(18,227)	-	(96,207)
Carrying amounts
Opening value January 1, 2024	-	130,882	24,625	30,701	186,208
Closing value December 31, 2024	-	106,627	19,615	23,176	149,419
Closing value December 31, 2025	2,279	92,215	19,534	26,429	140,457

EINRIDE AB (publ)

Org. No. 559074-8926

Note 12 – Shares in Subsidiaries

Direct holdings in subsidiaries

Name	Reg. No.	Reg. Office	No. of Shares	Ownership %	Dec 31, 2025	Dec 31, 2024
Einride Holding AB	559397-1681	Sweden	25,000	100%	165,891	165,891
Einride Autonomous Technologies AB	559438-5410	Sweden	25,000	100%	164,642	164,642
Einride MidCo AB	559445-3275	Sweden	25,000	100%	45	45
Einride Technologies Belgium B.V.	785 507 384	Belgium	1,000	100%	502	502
Einride ME Freight Technologies L.L.C.	2 153 742	UAE	2,500	100%	177	71
Einride Cayman Sub Ltd	426 577	Cayman Islands	1	100%	-	-
Einride Technologies Netherlands B.V.	85 545 295	Netherlands	1	100%	1,894	57
Einride Technologies Norway AS	932 061 317	Norway	3,000	100%	49	49
Einride Technologies (Singapore) Pte. Ltd	202241518W	Singapore	-	-	-	-
Einride Technologies UK Ltd	14 521 313	UK	1	100%	3,542	15
Einride Technologies Germany GmbH	HRB241488B	Germany	25,000	100%	1,700	560
Einride US Inc	36-4985736	USA, Delaware	1,500	100%	30,773	25,224
Einride Technologies Austria GmbH	FN 624105 b	Austria	10,000	100%	207	207
Einride Austria GmbH	FN 590634 f	Austria	35,000	100%	832	496
					370,255	357,759

Indirect holdings in subsidiaries

Name	Reg. No.	Reg. Office	No. of Shares	Ownership %
Einride Sweden AB	559397-1814	Sweden	25,000	100%
Einride Benelux B.V.	88 101 940	Netherlands	1	100%
Einride Norway AS	929 339 495	Norway	3,000	100%
Einride UK Ltd	14 492 560	UK	1	100%
Einride Germany GmbH	HRB242492B	Germany	25,000	100%
Einride Inc	37-2067272	USA, Delaware	100	100%
Einride Logistics Inc	99-3326638	USA, Delaware	100	100%
Einride Autonomous Technologies US Inc	93-2623113	USA, Delaware	1,500	100%

EINRIDE AB (publ)

Org. No. 559074-8926

Reported amounts

January 1 – December 31 SEK in thousands	2025	2024
Accumulated cost
At the beginning of the year	622,786	371,310
Additions	-	207
Disposal of subsidiary	(13,585)	-
Shareholder contributions provided	270,138	251,269
Closing balance December 31	879,339	622,786

Accumulated impairment
At the beginning of the year	(265,027)	(31,441)
Reclassified impairment during the year	(1,983)	-
Disposal of subsidiary	13,585	-
Impairment for the year	(255,660)	(233,586)

Closing balance December 31	(509,085)	(265,027)
Reported value December 31	370,254	357,759

The year’s impairment is recognized in the income statement on the line ‘Result from interests in subsidiaries.’ See Note 9.

Note 13 – Trade Receivables

January 1 – December 31 SEK in thousands	Dec 31, 2025	Dec 31, 2024
Trade receivables	5,741	5,036
Total trade receivables	5,741	5,036

EINRIDE AB (publ)

Org. No. 559074-8926

Note 14 – Other Receivables

January 1 – December 31 SEK in thousands	Dec 31, 2025	Dec 31, 2024
Non-current receivables
Prepaid deposits for lease agreements	398	11,313
Total other non-current receivables	398	11,313

Other receivables (current)
Receivables from suppliers	1,800	7,273
VAT receivable	2,475	4,958
Loan receivable	-	1,163
Credit balances	-	704
Corporate tax receivable	3,338	-
Other	622	475
Total other current receivables	8,235	14,572

Note 15 – Shares in Joint Ventures

TSEK	Dec 31, 2025	Dec 31, 2024
Accumulated cost
At the beginning of the year	11,255	4,730
Additional holdings	-	6,525
Carrying value	11,255	11,255

Note 16 – Prepaid Expenses and Accrued Income

TSEK	Dec 31, 2025	Dec 31, 2024
Accrued income	9,035	7,920
Prepaid purchases	3,965	-
Prepaid software	4,031	5,440
Prepaid lease payments	2,539	5,504
Prepaid rent and premises costs	6,743	1,190
Prepaid insurance and pension	1,185	1,094
Prepaid services	3,483	7,663
Other prepaid expenses	2,090	3,495
Total prepaid expenses and accrued income	33,071	32,306

EINRIDE AB (publ)

Org. No. 559074-8926

Note 17 – Equity

Share capital and number of shares are set out in the Group’s Note 21.

Note 18 – Convertible Notes

See Group Note 27.

Note 19 – Other Liabilities

January 1 – December 31 SEK in thousands	Dec 31, 2025	Dec 31, 2024
Employer contributions and withholding tax	10,136	7,881
Value added tax	-	107
Liabilities to employees	-	7
Total other liabilities	10,136	7,995

Note 20 – Accrued Expenses

January 1 – December 31 SEK in thousands	Dec 31, 2025	Dec 31, 2024
Accrued personnel costs	12,789	19,075
Accrued consultancy and legal fees	43,878	6,170
Other accrued costs – raw materials and consumables	5,003	3,179
Other accrued costs	4,950	151
Total accrued expenses	66,620	28,575

Note 21 – Related Party Transactions

All related party transactions have been conducted on market terms.

The company has had transactions with its subsidiaries, which are related parties to the parent company, and with the Polar Charge group, which is a related party as a senior executive from Einride is a member of its board.

SEK in thousands	Year	Sales of goods & services and other transactions	Purchases of goods & services and other transactions	Receivable as of December 31	Payable as of December 31
Related party relationship
Subsidiaries and sub-subsidiaries	2025	170,732	428,664	535,873	280,232
Subsidiaries and sub-subsidiaries	2024	325,858	394,119	477,352	15,864
Polar Charge AB and subsidiaries	2025	(907)	7,058	213	122
Polar Charge AB and subsidiaries	2024	35,846	5,943	1,904	1,848

See further Note 12 for an overview of subsidiaries.

See further the Group’s Note 30 for additional information regarding related party relationships.

EINRIDE AB (publ)

Org. No. 559074-8926

Note 22 – Notes to the Cash Flow Statement

Cash and Cash Equivalents

January 1 – December 31 SEK in thousands	Dec 31, 2025	Dec 31, 2024
The following components are included in cash and cash equivalents:
Cash and bank balances	152,573	60,837
Total per balance sheet	152,573	60,837

Cash and bank consist of cash and short-term bank balances with a maturity of three months or less, after deducting outstanding overdraft facilities. The carrying amount of these assets is approximately equal to their fair value. Cash and cash equivalents at the end of the reporting period as shown in the cash flow statement can be reconciled with the items in the statement of financial position shown above.

Changes in Liabilities Attributable to Financing Activities

The table below shows the changes in the parent company’s liabilities attributable to financing activities, which includes both changes attributable to cash flows and changes that do not affect cash flows. Liabilities attributable to financing activities are liabilities for which the cash flows have been classified, or for which future cash flows will be classified, as cash flows from financing activities in the cash flow statement.

2025	Opening balance	Cash flow from financing	Other changes	Closing balance
Convertible note	379,795	246,912	(418,991)	207,716
Payables to subsidiaries	21,559	-	258,673	280,232
Total liabilities from financing activities	401,354	246,912	(160,318)	487,948

2024	Opening balance	Cash flow from financing	Other changes	Closing balance
Convertible note	-	319,887	59,908	379,795
Payables to subsidiaries	15,864	5,695	-	21,559
Total liabilities from financing activities	15,864	325,582	59,908	401,354

Note 23 – Events After the Balance Sheet Date

See Group Note 35 – Events After the Balance Sheet Date.

Note 24 – Information About the Parent Company

Einride AB is a Swedish-registered limited liability company with its registered office in Stockholm.

Head office address: Stadsgården 6, 116 45 Stockholm.

The consolidated financial statements for 2025 consist of the parent company and its subsidiaries, together referred to as the Group. The parent company prepares consolidated financial statements for the largest group.

EINRIDE AB (publ)

Org. No. 559074-8926

Note 25 – Restatement of the 2024 Annual Report

The Company’s income statement for the year ended December 31, 2024:

January 1 – December 31 SEK in thousands	As Originally Reported	Corrections	As Restated	Reference
Net revenue	122,808	-	122,808
Other income	116,984	(1,696)	115,288	iv)
Cost of goods/services sold	(193,377)	(6,525)	(199,902)	iii)
Other external expenses	(546,322)	-	(546,322)
Personnel costs	(255,208)	-	(255,208)
Depreciation and impairment of PP&E and intangibles	(48,840)	13,889	(34,951)	i), ii)
Operating result	(803,955)	5,669	(798,287)
Result from interests in subsidiaries	(221,328)	-	(221,328)
Other interest income and similar items	207,809	(38,596)	169,213	vi)
Interest expense and similar items	(47,053)	-	(47,053)
Result after financial items	(864,527)	(32,928)	(897,455)
Appropriations	100,789	-	100,789
Result before tax	(763,738)	(32,928)	(796,666)
Tax	-	-	-
Net result for the year	(763,738)	(32,928)	(796,666)

EINRIDE AB (publ)

Org. No. 559074-8926

The Company’s balance sheet for the year ended December 31, 2024:

January 1 – December 31 SEK in thousands	As Originally Reported	Corrections	As Restated	Reference
Non-current assets
Intangible assets
Capitalized expenditure for development work	29,308	(29,308)	0	i)
Patents and other intangible assets	1,939	(1,780)	159	i)
Total intangible assets	31,246	(31,087)	159
Property, plant and equipment
Equipment, tools and installations	126,886	(644)	126,242	ii)
WIP and advances relating to PP&E	29,701	(6,525)	23,176	iii)
Total Property, plant and equipment	156,588	(7,169)	149,419
Financial non-current assets
Shares in subsidiaries	341,700	16,059	357,759	v)
Receivables from subsidiaries, long-term	224,216	-	224,216
Shares in joint ventures	11,255	-	11,255
Other long-term receivables	11,313	-	11,313
Total financial non-current assets	588,483	16,059	604,542
Total non-current assets	776,317	(22,197)	754,120
Current assets
Trade receivables	5,036	-	5,036
Receivables from subsidiaries, short-term	253,136	-	253,136
Accrued income	8,159	-	8,159
Other receivables	14,572	-	14,572
Prepaid expenses	24,147	-	24,147
Total current receivables	305,050	-	305,050
Cash and bank	60,837	-	60,837
Total current assets	365,886	-	365,887
Total assets	1,142,203	(22,197)	1,120,007

EINRIDE AB (publ)

Org. No. 559074-8926

The Company’s balance sheet for the year ended December 31, 2024:

January 1 – December 31 SEK in thousands	As Originally Reported	Corrections	As Restated	Reference
Equity
Restricted equity
Share capital	319	-	319
Ongoing new share issue	1	-	1
Development expenditure reserve	31,246	(31,246)	0	i)
Total restricted equity	31,566	(31,246)	320
Unrestricted equity
Unrestricted share premium reserve	3,733,782	16,059	3,749,841	v)
Retained earnings	(2,466,528)	21,803	(2,444,725)	i), ii), iv), vi)
Net result for the year	(763,738)	(32,928)	(796,666)
Total equity	535,082	(26,312)	508,771
Non-current liabilities
Convertible notes	379,795	-	379,795
Other financial liabilities	1,702	-	1,702
Total non-current liabilities	381,497	-	381,497
Current liabilities
Trade payables	108,141	-	108,141
Liabilities from cash advances	26,339	-	26,339
Payables to subsidiaries	21,559	-	21,559
Current tax liabilities	3,104	-	3,104
Other liabilities, current	7,995	-	7,995
Deferred income	34,025	-	34,025
Accrued expenses	24,461	4,114	28,575	iv)
Total current liabilities	225,624	4,114	229,738
Total equity and liabilities	1,142,203	(22,197)	1,120,007

EINRIDE AB (publ)

Org. No. 559074-8926

The Company’s balance sheet for the year ended December 31, 2023:

January 1 – December 31 SEK in thousands	As Originally Reported	Corrections	As Restated	Reference
Non-current assets
Intangible assets
Capitalized expenditure for development work	42,463	(42,463)	-	i)
Patents and other intangible assets	3,054	(2,406)	648	i)
Total intangible assets	45,517	(44,869)	648
Property, plant and equipment
Equipment, tools and installations	156,258	(751)	155,506	ii)
WIP and advances relating to PP&E	30,701	-	30,701
Total Property, plant and equipment	186,959	(751)	186,208
Financial non-current assets
Shares in subsidiaries	339,868	7,528	347,396	v)
Receivables from subsidiaries, long-term	397,003	-	397,003
Shares in joint ventures	4,730	-	4,730
Other long-term receivables	11,497	-	11,497
Total financial non-current assets	753,097	7,528	760,625
Total non-current assets	985,573	(38,092)	947,481
Current assets
Trade receivables	9,551	-	9,551
Receivables from subsidiaries, short-term	4,849	-	4,849
Other receivables	5,775	-	5,775
Prepaid expenses	24,166	-	24,166
Total current receivables	44,341	-	44,341
Cash and bank	191,903	-	191,903
Total current assets	236,244	-	236,244
Total assets	1,221,817	(38,092)	1,183,725

EINRIDE AB (publ)

Org. No. 559074-8926

The Company’s balance sheet for the year ended December 31, 2023:

January 1 – December 31 SEK in thousands	As Originally Reported	Corrections	As Restated	Reference
Equity
Restricted equity
Share capital	309	-	309
Ongoing new share issue	52,956	-	52,956
Development expenditure reserve	45,517	(44,869)	648	i)
Total restricted equity	98,782	(44,869)	53,913
Unrestricted equity
Unrestricted share premium reserve	3,324,221	52,397	3,376,618	i), v)
Retained earnings	(1,285,476)	(33,480)	(1,318,956)	i), ii), iv), vi)
Net result for the year	(1,149,806)	24,038	(1,125,768)	iv), vi)
Total equity	987,721	(1,914)	985,808
Non-current liabilities
Other financial liabilities	83,624	(38,597)	45,027	vi)
Total non-current liabilities	83,624	(38,597)	45,027
Current liabilities
Trade payables	42,102	-	42,102
Payables to subsidiaries	15,864	-	15,864
Other liabilities, current	27,499	-	27,499
Accrued expenses	65,006	2,419	67,425	iv)
Total current liabilities	150,472	2,419	152,890
Total equity and liabilities	1,221,817	(38,092)	1,183,725

EINRIDE AB (publ)

Org. No. 559074-8926

The following notes describe the corrections made to the financial statements:

i) Capitalized Research and Development Costs

Research and development costs that were previously capitalized as intangible assets and subsequently amortized have been corrected so that they are expensed as incurred. The net effect was a decrease in depreciation on tangible and intangible assets of SEK 13,782 thousand in 2024 (SEK 23,006 thousand in 2023), and a decrease in retained earnings of SEK 44,869 thousand relating to capitalizations and amortizations prior to 2024 (2023: SEK 67,875 thousand).

ii) Subsidy for Truck Purchase

Correction of a grant received for the purchase of an electric truck that was recognized directly as income and not amortized together with the truck; this occurred in 2023. The grant received, SEK 850 thousand, and the related amortization for 2023, SEK 107 thousand, have been charged to retained earnings for 2024 and to net result for 2023 respectively; the amortization for 2024, SEK 107 thousand, has been charged to depreciation.

iii) Invoiced Installation Not Expensed

The result has been corrected for costs relating to invoiced projects where certain costs were not credited to the item work-in-progress on installations, SEK 6,525 thousand.

iv) Periodization of Project Revenue

Correction of a total of SEK 4,114 thousand for projects where revenues were recognized in the income statement too early. SEK 1,696 thousand relates to the result for 2024, SEK 963 thousand relates to the result for 2023, and SEK 1,455 thousand relates to periods prior to 2023.

v) Share-Based Compensation

Correction relating to the valuation of options issued to staff in subsidiaries, SEK 16,059 thousand in 2024 and SEK 7,528 thousand in 2023; the correction has been made against shares in subsidiaries and the unrestricted share premium reserve.

vi) Fair Value Measurement of Derivatives

Correction relating to the valuation of derivative liabilities for periods prior to 2024; this resulted in a reduced expense of SEK 38,596 thousand for 2024 and SEK 2,746 thousand for 2023, corrected against retained earnings and net result for the year respectively.

EINRIDE AB (publ)

Org. No. 559074-8926

Board of Directors’ Certification

The Annual Report has been prepared in accordance with generally accepted accounting principles in Sweden and the consolidated financial statements have been prepared in accordance with the international accounting standards referred to in Regulation (EC) No 1606/2002 of the European Parliament and of the Council of 19 July 2002 on the application of international accounting standards. The Annual Report and the consolidated financial statements give a fair view of the parent company’s and the Group’s financial position and results and describe the material risks and uncertainties facing the parent company and the companies included in the Group.

The contents of this Annual Report were determined on June 8, 2026.

Stockholm, on the date appearing from the electronic signatures

/s/ Robert Falck	/s/ Lorne Abony	/s/ Marek Kisa
Robert Falck	Lorne Abony	Marek Kisa
Chairman	Board Member	Board Member

/s/ Linnéa Kornehed Falck	/s/ Karin Markides	/s/ Ted Persson
Linnéa Kornehed Falck	Karin Markides	Ted Persson
Board Member	Board Member	Board Member

/s/ Roozbeh Charli
Roozbeh Charli
Chief Executive Officer

Our audit report was submitted on the date appearing from our electronic signature.

Ernst & Young Aktiebolag

/s/ Charlotte Holmstrand
Charlotte Holmstrand
Authorized Public Accountant